Exhibit 99.4
GIGAMEDIA LIMITED
Registration No. 199905474H
(Incorporated in Singapore)
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2010
TOGETHER WITH REPORTS OF DIRECTORS AND AUDITORS

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
DIRECTORS’ REPORT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2010
The directors present their report to the members together with the audited financial statements of GigaMedia Limited (the “Company”) and subsidiaries (collectively the “Group”) for the financial year ended 31 December 2010 and the balance sheet of the Company as at 31 December 2010.
Directors
The directors of the Company in office at the date of this report are as follows:

BAO, Gilbert T.C	(resigned on 17 January 2011)
CHIEN, Mo-Na	(appointed on 02 August 2010)
DING, Michael Y.J
HSU, Emmet Yu-Jui	(resigned on 06 January 2011)
HU ZEE, Nancy Jing-Ying
HUANG, Ping Chang John	(appointed on 31 January 2011)
HUI, Thomas To
LEE, Howe Yong
LEE, Yichin
LIU, Nick Chia-En	(appointed on 15 March 2011)
WANG, Arthur Minshiang
Arrangements to enable directors to acquire benefits by means of the acquisition of shares and debentures
Neither at the end of the financial year nor at any time during the financial year was the Company a party to any arrangement whose objective was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate, other than as disclosed under “Employee Share Option Plan and Equity Incentive Plan” on pages 2 to 5 of this report.
Directors’ interests in shares or debentures
The directors of the Company holding office at the end of the financial year had no interests in the shares or debentures of the Company and related corporations as recorded in the register of directors’ shareholdings kept by the Company under Section 164 of the Singapore Companies Act, Cap. 50, except as follows:

	Shareholdings registered
	in name of directors
Name of directors in which interests are held	At 1 January 2010	At 31 December 2010
The Company
Ordinary shares
BAO, Gilbert T.C	5,000	5,000
DING, Michael Y.J.	5,000	5,000
HU ZEE, Nancy Jing-Ying	5,000	5,000
HUI, Thomas To	18,044	18,044
LEE, Howe Yong	5,000	5,000
LEE, Yichin	5,000	5,000
WANG, Arthur Minshiang	18,690	18,690

DIRECTORS’ REPORT (Continued)
Directors’ interests in shares or debentures (Continued)

	No. of unissued ordinary shares under option
Options to subscribe for ordinary shares
BAO, Gilbert T.C	40,000	65,000
DING, Michael Y.J.	55,000	130,000
HSU, Emmet Yu-Jui	20,000	20,000
HU ZEE, Nancy Jing-Ying	30,000	50,000
HUI, Thomas To	1,600,000	2,300,000
LEE, Howe Yong	30,000	50,000
LEE, Yichin	50,000	100,000
WANG, Arthur Minshiang	2,249,000	3,049,000
Directors’ receipt and entitlement to contractual benefits
Since the beginning of the financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in Note 36 of the financial statements and in this report. Certain directors received remunerations from the Company and related corporations in their capacity as directors and/or executives of the Company and those related corporations.
Employee share option plan and equity incentive plan
(a) Options and restricted stock units (“RSUs”) granted
2002 Employee Share Option Plan
At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.
2004 Employee Share Option Plan
At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

DIRECTORS’ REPORT (Continued)
Employee share option plan and equity incentive plan (Continued)
(a) Options and restricted stock units (“RSUs”) granted (Continued)
2006 Equity Incentive Plan
At the June 2006 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.
2007 Equity Incentive Plan
At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.
2008 Equity Incentive Plan
At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.
2008 Employee Share Purchase Plan
At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of 31 December 2010, no shares have been subscribed by qualified employees under the 2008 ESPP.
2009 Equity Incentive Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.
2009 Employee Share Purchase Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of 31 December 2010, no award granted shares have been issued to employees under the 2009 ESPP.

DIRECTORS’ REPORT (Continued)
Employee share option plan and equity incentive plan (Continued)
(a) Options and restricted stock units (“RSUs”) granted (Continued)
2010 Equity Incentive Plan
At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years. As of 31 December 2010, no awards have been granted under the 2010 Plan.
2010 Employee Share Purchase Plan
At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of 31 December 2010, no shares have been issued to employees under the 2010 ESPP.
Summarised below are the general terms of its share-based compensation plans as of 31 December 2010.

Share-Based	Granted		Vesting	Options’ exercise	RSUs’ grant date
Compensation plan	awards		schedule	price	fair value
				(US$)	(US$)
2002 plan	3,000,000		Immediately upon granting	$0.79	—
2004 plan	7,703,185	*	Immediately upon granting to four years	$0.79 ~ $2.55	—
2006 plan	1,117,333	**	Immediately upon granting to four years	$2.47 ~ $16.60	$2.91 ~ $16.01
2007 plan	2,431,907	***	Immediately upon granting to four years	$2.47 ~ $18.17	$2.47 ~ $15.35
2008 plan	1,000,000		Immediately upon granting to six years	$2.47 ~$4.24	—
2009 plan	1,500,000		Immediately upon granting to four years	$2.47	—

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.

**	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

***	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.
All options and RSUs are expected to be settled by issuing new shares.
(b) Shares issued
201 thousand and 543 thousand shares have been issued during the financial years ended 31 December 2010 and 2009, respectively, by virtue of the exercise of options to take up unissued shares of the Company.

DIRECTORS’ REPORT (Continued)
Employee share option plan and equity incentive plan (Continued)
(c) Options outstanding
The options on ordinary shares of the Company outstanding at the end of the financial year are as follows:

	Number of unissued shares
	under option at 31.12.2010
Exercise price	(in thousands)	Expiration date
under US$1	5,201	29.6.2014
US$1~US$10	3,950	29.6.2014~13.5.2020
US$10~US$20	629	9.8.2017~29.1.2018

	9,780

The number of total outstanding options as of 31 December 2010 is 9,780 thousand, of which the exercise price include US$0.79, US$1.45, US$2.55, US$2.47, US$4.24, US$10.15, US$16.01, US$16.60 and US$18.17.
During the financial year ended 31 December 2010, a total of 273 thousand options granted pursuant to the 2006 Plan and 2007 Plan had been cancelled or forfeited. During the financial year ended 31 December 2009, a total of 55 thousand options granted pursuant to the 2006 Plan and 2007 Plan had been cancelled or forfeited.

DIRECTORS’ REPORT (Continued)
Independent auditors
The independent auditors, Crowe Horwath First Trust LLP, have expressed their willingness to accept re-appointment as auditors of the Company.
On behalf of the Board of Directors

DING, MICHAEL Y.J.	LEE, YICHIN
Director	Director
Singapore
20 May 2011

Statement by Directors
In the opinion of the directors,
(a)	the balance sheet of the Company and the consolidated financial statements of the Group as set out on pages 10 to 90 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2010 and of the results, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
On behalf of the Board of Directors

DING, MICHAEL Y.J.	LEE, YICHIN
Director	Director
Singapore
20 May 2011

Crowe Horwath First Trust LLP
Certified Public Accountants
Member Crowe Horwath International
7 Temasek Boulevard
#11-01 Suntec Tower One
Singapore 038987
Tel: (65) 6221 0338
Fax: (65) 6221 1080
www.crowehorwath.com.sg
INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF GIGAMEDIA LIMITED
Report on the Financial Statements
We have audited the accompanying financial statements of Gigamedia Limited (the “Company”) and subsidiaries (the “Group”) set out on pages 10 to 90, which comprise the consolidated balance sheet and the balance sheet of the Company as at 31 December 2010, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Singapore Companies Act (the “Act”) and Singapore Financial Reporting Standards, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF GIGAMEDIA LIMITED (Continued)
Opinion
In our opinion, the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2010, and the results, changes in equity and cash flows of the Group for the financial year ended on that date.
Report on Other Legal and Regulatory Requirements
In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.
Crowe Horwath First Trust LLP
Public Accountants and
Certified Public Accountants
Singapore
20 May 2011

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
BALANCE SHEETS
AS AT 31 DECEMBER 2010
(Amounts in United States dollars)

		Group		Company
		2010	2009	2010	2009
	Note	US$’000	US$’000	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	12	5,717	5,989	—	—
Intangible assets	13	59,262	63,341	—	—
Investment in subsidiaries	14	—	—	174,764	158,964
Investment in associates	15	65,395	222	—	—
Retained ownership of gaming software and service business	19	—	25,507	—	—
Other investments and available-for-sale financial assets (non-current)	16	35,785	21,960	—	—
Other assets	17	10,145	6,684	—	2
Deferred income tax assets	18	581	1,359	—	—

		176,885	125,062	174,764	158,966

Assets held for sale	19	—	66,079	—	—

Current assets
Inventories		387	109	—	—
Trade and other receivables	20	10,497	5,020	8,887	3,297
Available-for-sale financial assets (current)	21	3,553	3,486	—	—
Cash and cash equivalents	22	70,989	55,566	380	1,044
Restricted cash	23	5,000	932	—	—
Other current assets	24	1,683	3,166	—	—

		92,109	68,279	9,267	4,341

TOTAL ASSETS		268,994	259,420	184,031	163,307

LIABILITIES
Current liabilities
Trade and other payables	25	19,530	10,124	416	166
Short-term borrowings	26	12,413	22,503	—	—
Other current liabilities	27	5,968	11,988	—	—
Subsidiary preferred shares	28	1,465	—	—	—
Income tax liabilities	8	4,980	1,222	—	—

		44,356	45,837	416	166

Liabilities held for sale	19	—	27,818	—	—

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
BALANCE SHEETS (Continued)
AS AT 31 DECEMBER 2010
(Amounts in United States dollars)

		Group		Company
		2010	2009	2010	2009
	Note	US$’000	US$’000	US$’000	US$’000
Non-current liabilities
Accrued pension liabilities	29	197	206	—	—
Deferred tax liabilities	18	1,127	32	—	—
Other liabilities	30	6,561	52	—	—

		7,885	290	—	—

TOTAL LIABILITIES		52,241	73,945	416	166

NET ASSETS		216,753	185,475	183,615	163,141

EQUITY
Capital, reserves and non-controlling interests
Share capital	31(a)	215,201	211,540	215,201	211,540
Share option reserve	31(b)	11,480	10,188	11,480	8,263
Statutory reserves	31(d)	3,022	3,737	—	—
Accumulated losses		(11,038)	(19,359)	(35,691)	(34,615)
Fair value reserve		21,899	2,611	—	247
Foreign currency translation reserve		(21,465)	(24,857)	(7,375)	(22,294)

Equity attributable to equity holders of the Company		219,099	183,860	183,615	163,141
Non-controlling interests		(2,346)	1,615	—	—

TOTAL EQUITY		216,753	185,475	183,615	163,141

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
AS AT 31 DECEMBER 2010
(Amounts in United States dollars)

		Group
		2010	2009
	Note	US$’000	US$’000
Revenue	4	65,081	159,581
Cost of revenue		(21,510)	(36,887)

Gross profit		43,571	122,694

Product development and engineering expenses		(7,301)	(14,195)
Selling and marketing expenses		(21,589)	(79,421)
General and administrative expenses		(31,787)	(29,672)
Other operating income	5	86,449	1,645
Other operating expenses	6	(34,875)	(55,351)
Finance expenses	7	(370)	(390)
Share of loss of associated companies	15	(20,400)	(87)

Profit / (Loss) before tax		13,698	(54,777)
Income tax	8	(7,260)	(517)

Profit / (Loss) from continuing operations	10	6,438	(55,294)

Discontinued operations
(Loss) / Profit from discontinued operations	9	(128)	222

Profit / (Loss) for the year		6,310	(55,072)

Attributable to:
Equity holders of the Company		7,606	(48,277)
Non-controlling interests		(1,296)	(6,795)

		6,310	(55,072)

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AS AT 31 DECEMBER 2010
(Amounts in United States dollars)

	Group
	2010	2009
	US$’000	US$’000
Profit / (Loss) for the year	6,310	(55,072)

Other comprehensive income:
Change in fair value adjustment on available-for-sale financial assets	19,532	6
Currency translation differences recognised directly in equity	4,795	1,008
Deconsolidation of business — T2CN	(1,555)	—

Other comprehensive income for the year, net of tax	22,772	1,014

Total comprehensive income / (loss) for the year	29,082	(54,058)

Total comprehensive income / (loss) attributable to:
Equity holders of the Company	30,286	(47,249)
Non-controlling interests	(1,204)	(6,809)

	29,082	(54,058)

	2010	2009
	US$’000	US$’000
Earnings / (Loss) Per Share attributable to equity holders of the Company (Dollar)
- Basic
Profit / (Loss) from continuing operations	0.14	(0.89)
(Loss) / Profit from discontinued operations	—	—

Profit / (Loss) for the year	0.14	(0.89)

- Diluted
Profit / (Loss) from continuing operations	0.13	(0.89)
(Loss) / Profit from discontinued operations	—	—

Profit / (Loss) for the year	0.13	(0.89)

Weighted average shares used to compute earnings / (loss) per share attributable to GigaMedia (Note 32)
Basic	55,834	54,524

Diluted	59,291	54,524

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
AS AT 31 DECEMBER 2010
(Amounts in United States dollars)

	Attributable to equity holders of the Company
				Retained		Foreign
				earnings/		currency
	Share	Share option	Statutory	(Accumulated	Fair value	translation		Minority	Total
	capital	reserve	reserves	Losses)	reserve	reserve	Total	interests	equity
Group	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2009	209,423	7,947	2,669	29,986	2,605	(25,879)	226,751	8,620	235,371

Issuance of common shares	2,229	(909)	—	—	—	—	1,320	—	1,320

Net loss for the year	—	—	—	(48,277)	—	—	(48,277)	(6,795)	(55,072)
Other comprehensive income for the year	—	—	—	—	6	1,022	1,028	(14)	1,014

Total comprehensive income for the year	—	—	—	(48,277)	6	1,022	(47,249)	(6,809)	(54,058)
Recognition of share-based payments	—	3,150	—	—	—	—	3,150	127	3,277
Transfer of statutory reserves	—	—	1,068	(1,068)	—	—	—	—	—
Acquisition of non-controlling interests	(112)	—	—	—	—	—	(112)	(173)	(285)
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	(150)	(150)

Balance at 31 December 2009	211,540	10,188	3,737	(19,359)	2,611	(24,857)	183,860	1,615	185,475

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
AS AT 31 DECEMBER 2010
(Amounts in United States dollars)

	Attributable to equity holders of the Company
				Retained		Foreign
				earnings/		currency
	Share	Share option	Statutory	(Accumulated	Fair value	translation		Minority	Total
	capital	reserve	reserves	Losses)	reserve	reserve	Total	interests	equity
Group	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2010	211,540	10,188	3,737	(19,359)	2,611	(24,857)	183,860	1,615	185,475

Issuance of common shares	1,179	(1,005)	—	—	—	—	174	—	174

Net loss for the year	—	—	—	7,606	—	—	7,606	(1,296)	6,310
Other comprehensive income for the year	—	—	—	—	19,288	3,392	22,680	92	22,772

Total comprehensive income for the year	—	—	—	7,606	19,288	3,392	30,286	(1,204)	29,082
Cumulative dividend to subsidiary preferred shares	—	—	—	—	—	—	—	(148)	(148)
Recognition of share-based payments	—	2,961	—	—	—	—	2,961	53	3,014
Deconsolidation of business — T2CN	112	(664)	(715)	715	—	—	(552)	(3,276)	(3,828)
Acquisition of business — IAHGames	2,192	—	—	—	—	—	2,192	1,192	3,384
Acquisition of shares of UIM	178	—	—	—	—	—	178	(578)	(400)

Balance at 31 December 2010	215,201	11,480	3,022	(11,038)	21,899	(21,465)	219,099	(2,346)	216,753

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2010
(Amounts in United States dollars)

		Group
		2010	2009
	Note	US$’000	US$’000
Cash flows from operating activities
Profit / (Loss) before tax		13,570	(54,555)
Adjustments:
Foreign currency translation adjustment		(410)	(356)
Depreciation	12	2,092	4,358
Amortisation-intangible assets	13	2,731	5,110
Amortisation-deferred assets		48	109
Allowance for doubtful receivables		1,639	1,092
Loss on disposal of property, plant and equipment	6	125	31
Gain on deconsolidation of gaming software and service business	5	(80,250)	—
Gain on fair value changes of financial liabilities at fair value through profit or loss	5	(2,595)	—
Share-based compensation	11	3,014	3,277
Impairment loss (reversal of impairment loss) on property, plant and equipment	12	(107)	918
Impairment loss on prepaid licensing fees and intangible assets	6	4,455	37,105
Share of loss of associated companies	15	20,400	87
Impairment loss on other investment and available-for-sale financial assets (non-current)	6	26,667	16,205
Unrealised exchange loss on other investments and available-for-sale financial assets (non-current)		(2,927)	(918)
Interest expense	7	370	390
Interest income	5	(956)	(432)
Other		(125)	24

Operating loss before working capital changes		(12,259)	12,445
Inventories		(272)	(53)
Trade and other receivables		4,497	(3,614)
Other current assets		(586)	210
Other assets		(4,074)	(5,137)
Trade and other payables		6,996	2,329
Other current liabilities		911	704
Accrued pension liabilities		(32)	(45)
Other liabilities		(1,183)	2,615

Cash (used in) / generated from operating activities		(6,002)	9,454
Income taxes paid	8	(3,799)	(1,230)

Net cash (used in) / provided by operating activities		(9,801)	8,224

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2010
(Amounts in United States dollars)

		Group
		2010	2009
	Note	US$’000	US$’000
Cash flows from investing activities
Increase in restricted cash		(4,068)	187
Purchase of property, plant and equipment		(3,784)	(5,761)
Proceeds from disposal of property, plant and equipment		119	17
Proceeds from disposal of gaming software and service business, net of transaction cost	22	85,669	—
Divestiture of business, net of cash transferred		—	1,006
Purchase of other investment and available-for-sale financial assets (non-current)		(1,500)	(9,281)
Purchase of investment in associates	15	(5,261)	(383)
Purchase of intangible assets		(2,317)	(8,807)
Acquisition of businesses, net of cash acquired		(5,831)	(285)
Deconsolidation of business — T2CN	22	(12,903)	—
Increase in loan receivable		(13,804)	(637)
(Increase) / decrease in refundable deposit		(146)	1,986
Cash balance included in assets held for sale and retained ownership of gaming software and service business	19	—	(35,015)
Cash dividends received from equity method investees	15	945	—
Other		—	(120)
Interest received		781	444

Net cash generated from / (used in) investing activities		37,900	(56,649)

Cash flows from financing activities
(Repayment of) / proceeds from short-term borrowings		(12,543)	7,261
Cash received from the exercise of share options		174	1,320
Cash dividend to minority interest shareholders of subsidiary		—	(150)
Other		5	(5)
Interest paid		(312)	(388)

Net cash (used in) / generated from financing activities		(12,676)	8,038

Net increase / (decrease) in cash and cash equivalents		15,423	(40,387)

Cash and cash equivalents at the beginning of the financial year		55,566	95,953

Cash and cash equivalents at the end of the financial year	22	70,989	55,566

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED
(Incorporated in Singapore)
AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2010
(Amounts in United States dollars)
These notes form an integral part of and should be read in conjunction with the accompanying financial statements.
1. GENERAL INFORMATION
The Company is incorporated in Singapore and the address of its registered office is 8 Cross Street, #11-00 PWC Building, Singapore 048424. Its principal place of business is at 207 Tiding Boulevard, Section 2, Taipei, Taiwan, 114 Republic of China.
The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are providing online entertainment software and services.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The financial statements expressed in United States dollars (“US$”) and all values are rounded to nearest thousand (US$’000) as indicated have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”) and under the historical cost convention, except as disclosed in the accounting policies below.
The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and critical accounting estimates and assumptions involving a higher degree of judgement or complexity, are disclosed in Note 3.
On 1 January 2010, the Group adopted the new or amended FRS and Interpretations to FRS (“INT FRS”) that are mandatory for application from that date. Changes to the Group’s accounting policies have been made as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The adoption of these new or amended FRS and INT FRS did not result in substantial changes to the Group’s and Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Basis of preparation (Continued)
The following are the new or amended FRS and INT FRS that are relevant to the Group:
(1)	FRS 103 (revised) Business Combinations (effective for annual periods beginning on or after 1 July 2009)
The revised FRS 103 introduces a number of changes to the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. Changes in significant accounting policies resulting from the adoption of the revised FRS 103 include:
–	Transaction costs would no longer be capitalized as part of the cost of acquisition but will be expensed immediately;

–	Consideration contingent on future events are recognised at fair value on the acquisition date and any changes in the amount of consideration to be paid will no longer be adjusted against goodwill but recognised in profit or loss;

–	The Group elects for each acquisition of a business, to measure non-controlling interest at fair value, or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets, and this impacts the amount of goodwill;

–	When a business is acquired in stages, the previously held equity interests in the acquire is remeasured to fair value at the acquisition date with any corresponding gain or loss recognised in profit or loss, and this impacts the amount of goodwill recognised.
According to its transitional provisions, the revised FRS 103 has been applied prospectively. Assets and liabilities that arose from business combinations whose acquisition dates are before 1 January 2010 are not adjusted.
(2)	FRS 27 (revised) Consolidated and Separate Financial Statements (effective for annual periods beginning on or after 1 July 2009)
Changes in significant accounting policies resulting from the adoption of the revised FRS 27 include:
–	A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss recognised in profit or loss;

–	Losses incurred by a subsidiary are allocated to the non-controlling interest even if the losses exceed the non-controlling interest in the subsidiary’s equity; and

–	When control over a subsidiary is lost, any interest retained is measured at fair value with the corresponding gain or loss recognised in profit or loss.
According to its transitional provisions, the revised FRS 27 has been applied prospectively, and does not impact the Group’s consolidated financial statements in respect of transactions with non-controlling interests, attribution of losses to non-controlling interests and disposal of subsidiaries before 1 January 2010. The changes will affect future transactions with non-controlling interests.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Basis of preparation (Continued)
(3)	Amendment to FRS 7 Cash Flow Statements (effective for annual periods beginning on or after 1 January 2010)
Under the amendment, only expenditures that result in a recognised asset in the balance sheet can be classified as investing activities in the statement of cash flows. Previously, such expenditure could be classified as investing activities in the statement of cash flows.
This change has been applied retrospectively. It had no material effect on the amounts presented in the statement of cash flows for the current or prior year.
New accounting standards and interpretations not yet adopted
The Group has not applied the following accounting standards and interpretations that have been issued as of the balance sheet date but are not yet effective:

Effective for annual periods
Description	beginning on or after
Amendment to FRS 32 Financial Instruments: Presentation — Classification of Rights Issues	1 February 2010
INT FRS 119 Extinguishing Financial Liabilities with Equity Instruments	1 July 2010
Revised FRS 24 Related Party Disclosures	1 January 2011
Amendments to INT FRS 114 Prepayments of a Minimum Funding Requirement	1 January 2011
INT FRS 115 Agreements for the Construction of Real Estate	1 January 2011
Revised FRS 24 Related Party Disclosures
The revised FRS 24 clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised FRS 24 expands the definition of a related party and would treat two entities as related to each other whenever a person (or a close member of that person’s family) or a third party has control or joint control over the entity, or has significant influence over the entity. The revised standard also introduces a partial exemption of disclosure requirements for government-related entities. As this is a disclosure standard, it will have no impact on the financial position or financial performance of the Group when implemented in 2011.
The directors expect that the adoption of the other standards and interpretations above will have no material impact on the financial statements in the period of initial application.
Revenue recognition
Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.
Multiple-Element Arrangements
The Group enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue recognition (Continued)
Gaming software and service revenues
In April 2010, the Group sold a 60 percent interest in its online gaming software and service business to Mangas Gaming, a French Corporation, now renamed as BetClic Everest Group (“BetClic”). Prior to the sale of the 60 percent interest in its online gaming software and service business, gaming software and service revenues were related to software products the Group developed and licensed and support services the Group provided for online real-money gaming solutions and applications.
Software licensing and support service revenues were based upon a percentage of gross receipts generated by a software licensee’s online gaming operations, and were recognised monthly. The software licensee generated revenues by providing and promoting online games of skill and chance that were available on the free download gaming software. Revenues derived from the online gaming software platform were recognised at the time games were played and were net of player winnings. Transaction fee revenues derived from the online multi-player poker platform were recognised as services were provided.
Asian online game and service revenues
Asian online game and service revenues are related to the Group’s Asian online game and service business that operates play-for-fun games online to players across Asia.
Online game revenues are collected through the sale of online game points, pre-paid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet banking or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with the Group’s published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end users’ activation to the game system and when the performance obligations have been completed.
The Group reports sales of virtual online game points on a gross basis. In the sales of virtual online game points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s online game services are recognised as cost of online game revenues. The Group report sublicensing revenues on a net basis. In the sublicense agreements, the Group acts as agent and the distributors are responsible for the operating and the marketing.
Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of the Group’s Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognised over the displayed period of the contract when the collectability is reasonably assured.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue recognition (Continued)
Sales of box games
Revenue from the sale of box games are recognised when all the following conditions are satisfied:
(a)	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods,
(b)	The Group retains neither continuing managerial involving to the degree usually associated to the ownership nor effective control over the goods sold,
(c)	The amount of revenue can be measured reliably,
(d)	It is probable that the economic benefits associated with the transaction will flow to the entity; and
(e)	The costs incurred or to be incurred in respect of transaction can be measured reliably.
Interest
Interest income is recognised on a time proportion basis using the effective interest rate method.
Group accounting
(a) Subsidiaries
Subsidiaries are entities (including deemed special purpose entities as defined under Interpretation of Financial Reporting Standards INT FRS12) over which the Group has power to govern the financial and operating policies, generally accompanied by a shareholding giving rise to the majority of the voting rights or entities of which the Group has a beneficial interest. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Through the date of sale to BetClic in April 2010, the Group had a software license and support service contract with Ultra Internet Media, S.A. (“UIM”) to provide Internet software support services for UIM’s online gaming operations. The contract allowed for the Group to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The Group was considered having retained significant beneficial interest in UIM due to contractual relationship. As a result, the Group had incorporated the results of UIM into its consolidated financial statements, even though the Group did not own any of UIM’s equity. In connection with the sale to BetClic, the Group purchased 100 percent of the ownership in UIM from its shareholders for US$400 thousand and adjusted additional paid in capital and non-controlling interest by approximately US$178 thousand and US$(578) thousand, respectively.
Pursuant to various agreements entered into between T2CN, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and the equity owners of T2 Entertainment and T2 Advertisement, T2CN generally had control and the risks and rewards of ownership of T2 Entertainment and T2 Advertisement and was considered having retained significant beneficial interest in T2 Entertainment and T2 Advertisement through to July 1, 2010. T2 Entertainment and T2 Advertisement were established to hold the necessary licenses for the Group’s participation in online game and related advertisement services in the People’s Republic of China (“PRC”). Accordingly, from the date that the Group consolidated T2CN through to 1 July 2010, the results of T2 Entertainment and T2 Advertisement were included in the accompanying consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Group accounting (Continued)
(a) Subsidiaries (Continued)
T2CN also entered into various agreements with Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”) and the equity owners of Jinyou. The agreements provided for T2CN to obtain conditional effective and enforceable clauses upon acquiring an Internet Content Provider (“ICP”) license by Jinyou. Jinyou was established to hold the necessary licenses for the Group’s participation in online games in the PRC. In September 2008, Jinyou acquired the ICP license and the above agreements became effective. T2CN generally had control and the risks and rewards of ownership of Jinyou and was considered having retained significant beneficial interest in Jinyou through to 1 July 2010. Accordingly, the results of Jinyou were included in the accompanying Consolidated Financial Statements starting from September 2008 through to 1 July 2010.
As a result of a dispute that arose in July 2010 with T2CN’s former Chief Executive Officer, the Group has been prevented from obtaining the financial information necessary to report the financial results of T2CN, and the Group effectively lost control over T2CN’s financial reporting process. Therefore, the Group deconsolidated T2CN’s results with effect from 1 July 2010. As a result, the Group also ceased treating T2 Entertainment, T2 Advertisement and Jinyou as the Group’s variable-interest entities.
The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the date of acquisition, irrespective of the extent of any minority interest.
Subsidiaries are consolidated from the date on which control is transferred to the Group to the date on which that control ceases. In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the asset transferred.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The accounting periods of the subsidiaries are conterminous with that of the Company.
(b) Non-controlling interest
Non-controlling interest is that part of the net results of operations and of net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities’ share of post-acquisition fair value of the subsidiaries’ identifiable assets and liabilities, except when the losses applicable to the minority in a subsidiary exceed the minority interest in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority are attributed to the equity holders of the Company, unless the minority has a binding obligation to, and is able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority are attributed to the equity holders of the Company until the minority’s share of losses previously absorbed by the equity holders of the Company has been recovered.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Group accounting (Continued)
(c) Discontinued operations
For 2010 and 2009, a portion of the Group’s revenues was generated from its Internet access and service business. The Group disposed of the remaining portion of its Internet access and service business in September 2008, and as a result has classified the income from these revenue-generating activities as part of discontinued operations. (See Note 9 for additional information).
The Internet access and service business revenues were recorded net of discounts and net of fees paid to cable companies, and were recognized on a straight-line basis over the subscription period or for the period in which the service was performed. Any advanced payment receipts were recorded as deferred revenues included in other current liabilities in the Consolidated Balance Sheets and were amortized over the subscription period. The sale of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers were recognized when products were delivered or services were provided.
(d) Associated companies
Associated companies are entities over which the Group has significant influence, but not control, generally accompanied by a shareholding giving rise to between and including 20% and 50% of the voting rights. Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting.
Investments in associated companies are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill.
In applying the equity method of accounting, the Group’s share of its associated companies’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has obligations or has made payments on behalf of the associated company.
Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group’s interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.
Property, plant and equipment
(i) Land and buildings
Land and buildings are initially recorded at cost. Freehold land is subsequently stated at cost less accumulated impairment losses. Buildings are subsequently stated at cost less accumulated depreciation and accumulated impairment losses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Property, plant and equipment (Continued)
(ii) Other property, plant and equipment
Other property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.
(iii) Depreciation
Freehold land is not depreciated. Depreciation is calculated using a straight-line method to allocate the depreciable amounts of property, plant and equipment over their estimated useful lives. The estimated useful lives are as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5
Transportation equipments	5 to 10
Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter.
(iv) Subsequent expenditure
Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the standard of performance of the asset before the expenditure was made, will flow to the Group and the cost can be reliably measured. Other subsequent expenditure is recognised as an expense during the financial year in which it is incurred.
(v) Disposal
On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.
Intangible assets
(i) Goodwill on acquisition
Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.
(ii) Trademarks
Trademarks with definite lives are being amortised over their estimated useful lives, and are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method over their estimated useful lives of 10 years. Trademarks with an indefinite useful life are not amortised and are carried at cost less accumulated impairment losses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Intangible assets (Continued)
(iii) Other intangible assets
Other intangible assets comprise completed technology, non-competition agreement, capitalised software cost, customer relationships and other. Other intangible assets are shown at historical cost. Other intangible assets have a definite useful life and are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using a straight-line method to allocate the cost of other intangible assets over their estimated useful lives ranging from 3 to 9 years.
Costs directly attributable to the development of software are capitalised as intangible assets only when technical feasibility of the project is demonstrated, the Group has an intention and ability to complete and use the software and the costs can be measured reliably. Such costs include purchases of materials and services and payroll-related costs of employees directly involved in the project.
(iv) Investments in subsidiaries
Investments in subsidiaries are stated at cost less accumulated impairment losses on the Company’s balance sheet. On disposal of investments in subsidiaries, the difference between net disposal proceeds and the carrying amount of the investments is taken to the income statement.
(v)	Impairment of non-financial assets
(a) Goodwill
Goodwill is tested annually for impairment, as well as when there is any indication that the goodwill may be impaired. Goodwill included in the carrying amount of an investment in associated company is tested for impairment as part of the investment, rather than separately.
For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group’s cash-generating-units (“CGUs”) expected to benefit from synergies of the business combination.
An impairment loss is recognised in the income statement when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of a CGU is the higher of the CGU’s fair value less cost to sell and value in use.
The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.
Impairment loss on goodwill is not reversed in a subsequent period.
(b) Long-lived assets
Long-Lived assets are reviewed for impairment annually or whenever there is any objective evidence or indication that these assets may be impaired. If any such objective evidence or indication exists, the recoverable amount (i.e. the higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the amount of impairment loss.
For the purpose of impairment testing of these assets, the recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs to.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Intangible assets (Continued)
(v)	Impairment of non-financial assets (Continued)
(b) Long-lived assets (Continued)
If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.
An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset other than goodwill is recognised in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.
(vi) Financial assets
(a) Classification
Available-for-sale financial assets
The Group classifies all of its investments in financial assets as available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Investments included in current assets represent investments with a maturity of less than one year or investments that management intends to sell within one year. Investments classified as non-current include investments that have a maturity of more than one year or investments that management does not intend to sell within one year.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except those maturing more than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are presented as trade and other receivables and cash and bank balances on the balance sheet.
(b) Measurement
Available-for-sale financial assets
Available-for-sale financial assets are initially recognized at fair value plus transaction costs and subsequently carried at fair value. Interest and dividend income on available-for-sale financial assets are recognised separately in the income statement. Changes in the fair values of available-for-sale debt securities (i.e. monetary items) denominated in foreign currencies are analysed into currency translation differences on the amortised cost of the securities and other changes; the currency translation differences are recognised in the income statement and the other changes are recognised in the fair value reserve. Changes in fair values of available-for-sale equity securities (i.e. non-monetary items) are recognised in the fair value reserve, together with the related currency translation differences.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Intangible assets (Continued)
(vi) Financial assets (Continued)
Loans and receivables
At subsequent reporting dates, loans and receivables are measured at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, and through the amortisation process.
(c) Determination of fair value
The Group generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information and the Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows.
(d) Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining whether the investments are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from the fair value reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of.
Financial liabilities
Initial recognition and measurement
Financial liabilities within the scope of FRS 39 are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition. Financial liabilities are recognised initially at fair value, plus, in the case of financial liabilities other than derivatives, directly attributable transaction costs.
Subsequent measurement of financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss (“financial liabilities at FVTPL”) includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivates are also classified as held for trading unless they are designated as effective hedging instruments. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value. Any gains or losses arising from changes in fair value of derivatives are recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Financial liabilities (Continued)
Derecognition
A financial liability is derecognised when the obligation under the liability is extinguished, discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the profit or loss.
Trade and other receivables
Trade receivables are stated at costs less allowance for doubtful receivables based on a review of outstanding amounts at the year end. An allowance for doubtful accounts is provided based on an evaluation of collectability of accounts receivable and other receivables. An allowance for doubtful accounts is also provided, when considered necessary, to loans receivables. The Group review loans receivable individually and the evaluation primarily consists of an analysis based upon current information available about the borrowers.
For those accounts in which a loss is probable, the Group records a specific reserve. Receivable losses are charged against the allowance when the Group believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.
Operating leases
Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recorded in the income statement on a straight-line basis over the period of the lease.
When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.
Finance leases
Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.
Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Deferred income taxes
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.
A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries and associated companies, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
Provisions for other liabilities and charges
Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.
Employees’ benefits
(i) Retirement plan
Defined benefit pension plan
The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortisation of unrecognised net transition obligation and gains or losses on plan assets, is recognised based on an actuarial valuation report.
Defined contribution pension plan
The Group has provided defined contribution plans for employees located in Taiwan, North America, the PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.
(ii) Share-based compensation
The Group operates an equity-settled, share-based compensation plan. The fair value of the employee or non-employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in the share option reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets), on the date of grant. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable on vesting date. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable on vesting date. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.
The proceeds received net of any directly attributable transaction costs are credited to share capital when the options are exercised.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Income tax
Income tax expense represents the sum of the tax currently payable and deferred tax.
Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using tax rates and tax laws that have been substantially enacted by the balance sheet date in the countries where the Group operates and generates taxable income. Current income taxes are recognised in profit or loss except to the extent that the tax relates to items recognised outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Foreign Currency Translation
(i) Functional and presentation currency
The Company’s functional currency is New Taiwan dollar. Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. Dollars (“US$” or “US Dollars”) which is the Group’s and the Company’s presentation currency as operations denominated in U.S. Dollars represented a significant portion of the business.
(ii) Transactions and balances
Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Currencies translation difference on non-monetary items, such as equity investments classified as available-for-sale financial assets, are included in the fair value reserve within equity.
(ii) Translation of the Company’s and Group entities’ financial statements
The results and financial position of the Company, and the Group entities (none of which has the currency of a hyperinflationary economy) are translated into presentation currency as follows:
i.	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii.	Income and expenses for each income statement are translated at average exchange rates; and

iii.	All resulting exchange differences are taken to the foreign currency translation reserve.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities) are taken to shareholders’ equity. When an operation, the functional currency of which is not denominated in US Dollars, is disposed of, such exchange differences are taken to the income statement as part of the gain or loss on disposal.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Related parties
A party is considered to be related to the Group if:
(a)	the party, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group;

(b)	the party is an associate; a jointly-controlled entity;

(c)	the party is a member of the key management personnel of the Group or its parent;

(d)	the party is a close member of the family of any individual referred to in (a) and (c);

(e)	the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to (c) or (d); or

(f)	the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.
Cash and cash equivalents
Cash and cash equivalents include cash on hand and unpledged deposits with financial institutions.
Non-current assets (or disposal groups) held for sale and discontinued operations
Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.
3. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS
Estimates are continually evaluated and are based on historical experience and other factors, including expectations of the future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(i) Estimated Impairment of Assets
The Group tests annually whether the goodwill has suffered any impairment, and reviews long-lived assets annually or whenever there is any objective evidence or indication that these assets may be impaired, in accordance with the accounting policy stated in Note 2 (v). The recoverable amounts of CGUs or the asset are determined from value-in-use calculations or fair value approach. The key assumptions for the value-in-use calculations are those regarding the discount rates, growth rates and expected changes to revenues and costs and expenses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
3. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (Continued)
(ii) Potential tax liabilities
The Group is subject to income taxes in numerous jurisdictions. In determining the income tax liabilities, management is required to estimate the amount of capital allowances and the deductibility of certain expenses (“potential tax liabilities”) at each tax jurisdiction.
The amount of unrecognised tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.
(iii) Defined benefit pension plan
Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at 31 December 2010 and 2009 were as follows:

	2010	2009
Discount rate	1.75%	2.25%
Rate of return on plan assets	1.75%	2.25%
Rate of compensation increase	1.00%	1.00%
(iv) Share options
GigaMedia
The Company used the Black-Scholes option-pricing model to estimate the fair value of share options granted to employees. There were no stock options granted in 2009 and the following summarises the assumptions used in the model for options granted during the year ended 31 December 2010:

For the year ended 31 December	2010
Option term (years)		6.48
Volatility		65.16%
Weighted-average volatility		65.16%
Risk-free interest rate		2.77%
Dividend yield		0%
Weighted-average fair value of option granted	US$	1.55
4. REVENUE

	Group
	2010	2009
	US$’000	US$’000
Gaming software and service revenues	25,820	112,694
Asian online game and service revenues	39,261	46,887

	65,081	159,581

NOTES TO THE FINANCIAL STATEMENTS (Continued)
5. OTHER OPERATING INCOME

	Group
	2010	2009
	US$’000	US$’000
Gain on deconsolidation of gaming software and service business (Note 22)	80,250	—
Reversal of impairment loss on property, plant and equipment (Note 12)	107	—
Interest income	956	432
Subsidy received from tax authority	26	190
Foreign exchange gain, net	2,320	1,086
Gain on fair value changes of financial liabilities at FVTPL (Note 30)	2,595	—
Other	195	(63)

	86,449	1,645

6. OTHER OPERATING EXPENSES

	Group
	2010	2009
	US$’000	US$’000
Loss on disposal of property, plant and equipment	125	31
Impairment loss on prepaid licensing fees and intangible assets (Note 13 and 17)	4,455	37,105
Impairment loss on property, plant and equipment (Notes 12)	—	918
Impairment loss on other investments and available-for-sale financial assets (non-current) (Notes 16 and 22)	26,490	16,205
Impairment loss on investment in associates (Note 15)	177	—
Allowance for doubtful receivables (Note 20 and 22)	1,639	1,092
Other	1,989	—

	34,875	55,351

NOTES TO THE FINANCIAL STATEMENTS (Continued)
7. FINANCE EXPENSES

	Group
	2010	2009
	US$’000	US$’000
Interest expense on short-term borrowings	370	390

8. INCOME TAX EXPENSE
(a) Income tax expense

	Group
	2010	2009
	US$’000	US$’000
Current income tax
- Foreign	6,893	1,992
Deferred income tax	367	(1,475)

Income tax expense	7,260	517

The tax expense on profit differs from the amount that would arise using the Singapore standard rate of income tax as explained below:

	Group
	2010	2009
	US$’000	US$’000
Profit before tax
- continuing operations	13,698	(54,777)
- discontinued operations	(128)	222

	13,570	(54,555)

Tax calculated at a tax rate of 17% (2009: 17%)	2,307	(9,274)

Effect of
- different tax rates in other countries	(6,367)	10,190
- change in valuation allowance	4,571	961
- tax effect on undistributed earnings of equity method investees and certain subsidiaries	3,703	—
- expenses not deductible for tax purpose or income not subject to tax	2,674	(1,134)
- other	372	(226)

Tax charge	7,260	517

NOTES TO THE FINANCIAL STATEMENTS (Continued)
8. INCOME TAX EXPENSE (Continued)
(b) Movement in current income tax liabilities

	Group
	2010	2009
	US$’000	US$’000
Beginning of financial year	1,222	1,431
Income tax paid	(3,799)	(1,230)
Current year income tax	6,893	1,992
Acquisition of business — IAHGames	541	—
Deconsolidation of business — T2CN	(38)	—
Income tax expense classified as held-for-sale and retained ownership of gaming software and service business	—	(971)
Currency translation and others	161	—

End of financial year	4,980	1,222

9. (LOSS) / PROFIT FROM DISCONTINUED OPERATIONS
The results of the Internet access and service business are as follows:

	Group
	2010	2009
	US$’000	US$’000
Revenues	145	159
General and administrative expenses	(273)	—
Other operating income	—	64
Other operating expenses	—	(1)

Total (loss) / profit for the year from discontinued operations, net of tax	(128)	222

NOTES TO THE FINANCIAL STATEMENTS (Continued)
10. PROFIT (LOSS) FROM CONTINUING OPERATIONS
The following items have been included in arriving at profit / (loss) from continuing operations for the year:

	Group
	2010	2009
	US$’000	US$’000
Charging / (crediting):
Amortisation charge on intangible assets (Note 13)	2,731	5,110
Depreciation of property, plant and equipment (Note 12)	2,092	4,358
Foreign exchange gain — net	(2,320)	(1,086)
Impairment loss (reversal of impairment loss) of property, plant and equipment (Note 12)	(107)	918
Impairment loss on prepaid licensing fees and intangible assets (Note 13 and 17)	4,455	37,105
Impairment loss on other investment and available-for-sale financial assets (non-current) (Note 16)	26,667	16,205
Other	1,989	—
Rental expense — operating lease	2,961	5,091
11. STAFF COSTS

	Group
	2010	2009
	US$’000	US$’000
Wages and salaries	27,078	35,545
Employee share-based payment	3,014	3,277
Employee expense relating to defined benefit and contribution pension plans	746	1,184
Termination benefits	281	295

	31,119	40,301

Key management remuneration is disclosed in Note 36.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. PROPERTY, PLANT AND EQUIPMENT

Group			Information	Office
			and	furniture			Equipment
			communication	and	Transportation	Leasehold	under
	Land	Buildings	equipment	equipment	equipment	improvements	installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2009	678	1,155	11,601	2,575	159	5,115	91	21,374
Additions	—	—	4,251	111	—	180	1,219	5,761
Disposals	—	—	(144)	(32)	(15)	(21)	—	(212)
Reclassification	—	—	1,736	(850)	—	12	(898)	—
Transfer from / (out to) inventory / intangible assets	—	—	—	—	—	—	(98)	(98)
Classified as assets held for sale and retained ownership of gaming software and service business (Note 19)	—	—	(9,617)	(899)	—	(2,682)	(313)	(13,511)
Foreign currency translation adjustment	16	29	112	10	3	39	—	209

At 31 December 2009	694	1,184	7,939	915	147	2,643	1	13,523
Additions	—	—	671	237	—	655	1,012	2,575
Disposals	—	—	(829)	(318)	(50)	(881)	—	(2,078)
Reclassification	—	—	122	(30)	—	—	(92)	—
Acquisition of business — IAHGames	—	—	1,800	99	44	249	—	2,192
Deconsolidation of business — T2CN	—	—	(3,624)	(36)	—	(647)	—	(4,307)
Foreign currency translation adjustment	69	116	486	39	11	114	—	835

At 31 December 2010	763	1,300	6,565	906	152	2,133	921	12,740

NOTES TO THE FINANCIAL STATEMENTS (Continued)
12. PROPERTY, PLANT AND EQUIPMENT (Continued)

Group			Information
			and	Office			Equipment
			communication	furniture	Transportation	Leasehold	under
	Land	Buildings	equipment	and equipment	equipment	improvements	installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accumulated depreciation and impairment
At 1 January 2009	54	471	5,542	830	106	1,237	—	8,240
Depreciation charge	—	23	2,768	587	24	956	—	4,358
Disposals	—	—	(40)	(92)	(13)	(18)	—	(163)
Transfer from / (out to) inventory/ intangible assets	—	—	751	(552)	—	13	—	212
Classified as assets held for sale and retained ownership of gaming software and service business (Note 19)	—	—	(5,410)	(247)	—	(496)	—	(6,153)
Foreign currency translation adjustment	6	12	67	8	3	26	—	122
Impairment charge	148	(7)	777	—	—	—	—	918

At 31 December 2009	208	499	4,455	534	120	1,718	—	7,534
Depreciation charge	—	17	1,263	148	22	642	—	2,092
Disposals	—	—	(719)	(314)	(50)	(751)	—	(1,834)
Transfer from / (out to) inventory/ intangible assets	—	—	29	(24)	—	—	—	5
Acquisition of business — IAHGames	—	—	1,564	72	15	226	—	1,877
Deconsolidation of business — T2CN	—	—	(2,426)	(13)	—	(572)	—	(3,011)
Foreign currency translation adjustment	6	34	308	24	9	86	—	467
(Reversal of) impairment charge	(187)	(198)	278	—	—	—	—	(107)

At 31 December 2010	27	352	4,752	427	116	1,349	—	7,023

Net book value
At 31 December 2010	736	948	1,813	479	36	784	921	5,717

At 31 December 2009	486	685	3,484	381	27	925	1	5,989

The Group has pledged land and buildings having a net book value of US$1.7 million (2009: US$1.2 million) as collateral for bank borrowings as of 31 December 2010 (See Note 26 for additional information).

NOTES TO THE FINANCIAL STATEMENTS (Continued)
12.	PROPERTY, PLANT AND EQUIPMENT (Continued)
In 2010, the Group recorded a reversal of impairment loss of US$385 thousand and in 2009, an impairment charge of US$141 thousand, respectively, related to land and buildings. The land and building were valued based on the quoted prices of similar assets in the market.
In 2010 and 2009, the Group recorded an impairment charge of US$278 thousand and US$777 thousand, respectively, related to information and communication equipment. The impairment charge for the equipment was related to servers used in certain licensed games or internally developed games within its Asian online game and service segment for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.
13.	INTANGIBLE ASSETS

	Group
	2010	2009
	US$’000	US$’000
Goodwill arising on acquisition	39,493	44,417
Trademarks	12,173	11,085
Others	7,596	7,839

	59,262	63,341

(a)	Goodwill arising on acquisition

	Group
	2010	2009
	US$’000	US$’000
Cost
At 1 January	58,520	85,988
Acquisition of business — IAHGames (Note 22)	12,188	—
Goodwill included in assets held for sale and retained ownership of gaming software and service business (Note 19)	—	(28,133)
Deconsolidation of business — T2CN (Note 22)	(31,603)	—
Translation adjustment	2,643	665

At 31 December	41,748	58,520

Accumulated impairment
At 1 January	14,103	—
Deconsolidation of business — T2CN (Note 22)	(14,103)	—
Impairment charges	2,255	14,103

At 31 December	2,255	14,103

Net book value	39,493	44,417

NOTES TO THE FINANCIAL STATEMENTS (Continued)
13.	INTANGIBLE ASSETS (Continued)

(a)	Goodwill arising on acquisition (Continued)
In 2009, the Group recorded an impairment charge of US$14.1 million related to goodwill from the acquisition of T2CN. The impairment charge resulted because the Group’s estimates of future cash flows for T2CN’s business have been reduced due to lower than expected operating performance results in 2009, which indicated that the carrying amount of the goodwill from the acquisition of T2CN cannot be fully recovered as of 31 December 2009. In 2010, the remaining balance of US$17.5 million has been fully written down due to deconsolidation of T2CN starting from 1 July 2010. The impairment charge of US$17.5 million is recorded under “impairment loss on other investment and available-for-sale financial assets (non-current)”. (See Note 22 for additional information.)
In 2010, goodwill from acquisition of Infocomm Asia Holdings Pte. Ltd. (‘IAHGames”) with a carrying amount of US$12.2 million was written down to its fair value of US$9.9 million, resulting in an impairment charge of US $2.3 million. The impairment charge resulted as the Group’s estimates of future cash flows for IAHGames’ business had been reduced due to lower than expected operating performance results in 2010, which indicated that the carrying amount of the goodwill from the acquisition of IAHGames could not be fully recovered as of 31 December 2010.
Goodwill is valued using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk and other cash flow model related assumptions.
(b)	Trademarks

	Group
	2010	2009
	US$’000	US$’000
At 1 January	11,085	11,178
Amortisation for the financial year	—	(70)
Trademarks included in assets held for sale and retained ownership of gaming software and service business (Note 19)	—	(298)
Translation adjustment	1,088	275

At 31 December	12,173	11,085

The above includes trademarks with indefinite useful life of approximately US$12.2 million (2009: US$11.1 million) as of 31 December 2010, which are not amortised. No impairment of trademarks has been identified for 2010 and 2009.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
13.	INTANGIBLE ASSETS (Continued)

(c)	Other intangible assets

	Group
	2010	2009
	US$’000	US$’000
At 1 January	7,839	17,752
Acquisition of business — IAHGames (Note 22)	3,272	—
Additions and capitalised during the year	1,149	10,523
Amortisation for the year	(2,731)	(5,040)
Impairment charges	(1,330)	(4,701)
Deconsolidation of business — T2CN (Note 22)	(1,098)	—
Other intangible assets classified as held-for-sale and retained ownership of gaming software and service business (Note 19)	—	(11,070)
Translation adjustment	495	375

At 31 December	7,596	7,839

Cost	18,511	16,881
Accumulated amortisation and impairment	(10,915)	(9,042)

Net book value	7,596	7,839

In 2010 and 2009, the Group recorded an impairment charge of US$1.0 million and US$4.7 million related to capitalized software costs, respectively. The impairment charges for the capitalized software costs were the result of certain projects within its Asian online game and service segment that the Group ceased further development on and as a result the Group recorded a full impairment to the carrying value of the assets related to these projects.
In addition, the non-compete contracts resulting from the acquisition of IAHGames with carrying amounts of US$323 thousand as of December 31, 2010 were fully written down, resulting in an impairment charge of US $323 thousand. The impairment charges resulted as the Group’s estimates of future cash flows related to these non-comete contracts, which indicated that the carrying amount of the non-compete contracts could not be recovered as of 31 December 2010.
(d)	Amortisation expense and impairment loss included in the income statement is analysed as follows:

	Group
	2010	2009
Amortisation expense	US$’000	US$’000
Cost of revenue	1,305	2,565
Product development and engineering expenses	4	1,192
Selling and marketing expenses	11	3
General and administrative expenses	1,411	1,350

Total	2,731	5,110

NOTES TO THE FINANCIAL STATEMENTS (Continued)
13.	INTANGIBLE ASSETS (Continued)
(d)	Amortisation expense and impairment loss included in the income statement is analysed as follows: (Continued)

	Group
	2010	2009
	US$’000	US$’000
Impairment loss

Other operating expenses	3,585	18,804

14.	INVESTMENTS IN SUBSIDIARIES

	Company
	2010	2009
	US$’000	US$’000
Investments, at cost	174,764	158,964

The fair value of the net assets acquired and the effect of the acquisition to the Group’s financial position is described in Note 22.
On 15 December 2009, the Company entered into a Stock and Asset Purchase Agreement (the “SAPA”) with BetClic to sell 60 percent of substantially all of its gaming software and service business in 2010. The closing of the sale occurred on 8 April 2010. (See Note 19 and 22 for additional information).
On 30 April 2010, the Company entered into several agreements with IAHGames, as well with IAHGames itself to acquire additional preferred shares of IAHGames. The acquisition of IAHGames has been completed, and the Group began to consolidate IAHGames in July 2010. (See Note 22 for additional information).
Details of significant subsidiaries are as follows:

	Place of	Our percentage		Principal
Entity	incorporation	holding		activities
		2010	2009
Held by our Company
GigaMedia International Holdings Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia (Taiwan) Limited	Taiwan	100%	100%	Holding company

Held by GigaMedia International Holdings Limited
GigaMedia SuperCup Holdings Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Global Limited	British Virgin Islands	100%	100%	Online games
Cambridge Entertainment Software Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia (HK) Limited	Hong Kong	100%	100%	Holding company
Crestmillion International Limited	British Virgin Islands	100%	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)
14.	INVESTMENTS IN SUBSIDIARIES (Continued)

	Place of	Our percentage		Principal
Entity	incorporation	holding		activities
		2010	2009
Held by GigaMedia International Holdings Limited (Continued)
GigaMedia Japan Pte. Ltd.	Singapore	100%	100%	Holding company
GigaMedia Finance International Limited	Cayman Islands	100%	100%	Holding company
Bridgepoint International Limited	British Virgin Islands	100%	100%	Holding company
Gloryland Asia Limited	British Virgin Islands	100%	100%	Online games
GigaMedia Online Entertainment Corp.	Cayman Islands	100%	100%	Holding company

Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Asia Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Asia Pacific Limited	British Virgin Islands	100%	100%	Holding company
Skyace Pacific Limited	British Virgin Islands	100%	100%	Online games
Centermax Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Capital Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Development Limited	British Virgin Islands	100%	100%	Online games
Giga Slam Dunk Corporation	Malaysia	100%	100%	Online games
Giga Wartime Corporation	Malaysia	100%	100%	Online games
E-Sports International Corporation Limited	Hong Kong	100%	100%	Online games
Dragon Mark Holdings Limited	British Virgin Islands	100%	100%	Holding company
Premiere Vantage Holdings Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Freestyle Holdings Limited	British Virgin Islands	100%	100%	Holding company
Spring Asia Limited (formally known as New Media Investment Corporation)	Labuan	100%	100%	Holding company
Asia Online Games Corporation (formally known as GigaMedia (Labuan New) Limited)	Labuan	100%	100%	Holding company
GigaMedia (Labuan) Limited	Labuan	100%	100%	Holding company
Megabiz Limited	British Virgin Islands	100%	100%	Holding company
Nova Matrix Limited	British Virgin Islands	100%	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)
14.	INVESTMENTS IN SUBSIDIARIES (Continued)

	Place of	Our percentage		Principal
Entity	incorporation	holding		activities
		2010	2009
Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	100%	100%	Online games

Held by FunTown Hong Kong Limited
FunTown Software (Shanghai) PRC Limited	PRC	100%	100%	Online games

Held by Skyace Pacific Limited
Dragongate Enterprises Limited	British Virgin Islands	70%	70%	Online games

Held by Dragongate Enterprises Limited
GigaMedia Dragongate Limited	Labuan	100%	100%	Online games

Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	U.S.A.	100%	100%	Software development and application services
Cambridge Interactive Development Corporation (Quebec) Inc.	Canada	100%	100%	Financial and management services
Cambridge Interactive Development Co., Ltd	United Kingdom	—	100%	Software support services
Internet Media Licensing Limited	British Virgin Islands	100%	100%	Software development and application services

Held by Internet Media Licensing Limited
GigaMedia Europe Limited S.à.r.l.	Luxembourg	100%	100%	Holding company for 40% of Everest Mangas
Ultra Internet Media S.A.	Nevis	100%	—	Online entertainment operator

NOTES TO THE FINANCIAL STATEMENTS (Continued)
14.	INVESTMENTS IN SUBSIDIARIES (Continued)

	Place of	Our percentage		Principal
Entity	incorporation	holding		activities
		2010	2009
Held by Dragon Mark Holdings Limited
Wolverine Holdings Group Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	Malaysia	100%	100%	Holding company

Held by Leisure Alliance Sdn. Bhd.
Hoshin GigaMedia Center Inc.	Taiwan	100%	100%	Online games

Held by Bridgepoint International Limited
Implus International Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia Asia Pacific Limited
Spring Asia Limited	British Virgin Islands	100%	100%	Holding company
Infocomm Asia Holdings Pte. Ltd.	Singapore	80%	28.43%	Online games

Held by GigaMedia Asia Limited
GigaMedia China Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia China Limited
T2CN Holding Limited	British Virgin Islands	67.087%*	67.09%	Online games

Held by T2CN Holding Limited
J-Town Information (Shanghai) Co., Ltd.	PRC	100%*	100%	Online games
T2CN Information Technology (Shanghai) Co., Ltd.	PRC	100%*	100%	Online games

*	The Company deconsolidated T2CN’s results with effect from 1 July 2010. (See Note 22 for additional information)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
15.	INVESTMENTS IN ASSOCIATES

	Group
	2010	2009
	US$’000	US$’000
Equity shares at cost	80,233	3,229

At 1 January	222	75
Addition of associated companies	5,261	383
Acquisition of business — IAHGames (Note 22)	20,319	—
The fair value of the 40 percent retained noncontrolling investment in the gaming software and service business at the date the business was deconsolidated (Note 22)	54,240	—
Share of losses	(20,400)	(87)
Transfer to other assets	6,525	—
Transfer to other investments, available-for-sale	—	(150)
Impairment charges	(177)	—
Cash dividend received	(945)	—
Currency translation differences	350	1

At 31 December	65,395	222

The summarised financial information of the associates was as follows:

	2010	2009
	US’000	US$’000
Revenue	108,557	6,163
Net loss for the year	(22,083)	(4,580)
Total assets	271,486	12,445
Total liabilities	78,011	9,770
As of 31 December 2009, the Group had investment in CJIT2 Holding Limited and Digiforce Co., Ltd. representing an approximate 23 percent interest and 30 percent ownership interest, respectively, which the Group accounted for under the equity method of accounting.
As of 31 December 2010, the Group’s investments in companies that are accounted for under the equity method of accounting consisted of the following: (a) a 40 percent interest in Mangas Everest S.A.S. (“Everest Gaming”), which is engaged in the gaming software and service business (See Note 22 for additional information); (b) a 100 percent interest in Monsoon Online Pte Ltd (“Monsoon”), an operator and distributor of online games in Southeast Asia; (c) a 30 percent interest in Game First International Corporation (“GFI”), an operator and distributor of online games in Taiwan; (d) an 18 percent interest in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund that invests in online game businesses and films; (e) a 49 percent interest in OneNet Company, an operator and distributor of online games in Thailand; and (f) a 23 percent interest in Digiforce Co., Ltd, an online games service provider in Taiwan.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
15.	INVESTMENTS IN ASSOCIATES (Continued)
As of 31 December 2010, the Group’s share of the underlying net assets of Everest Gaming exceeded the carrying value of its investment by US$12.4 million. The excess results from the difference between the fair value the Group assigned to the 40 percent retained interest in Everest Gaming at the date the business was deconsolidated, compared to 40 percent of the total fair value of Everest Gaming as determined by BetClic, the purchaser of the 60 percent interest.
As of 31 December 2010, the carrying value of the investment in GFI exceeded the Group’s share of the underlying net assets of GFI by US$7.4 million. The excess, which relates to goodwill, is evaluated periodically to determine if there has been any impairment identified.
The Group acquired an equity investment in Monsoon in connection with the acquisition of a controlling financial interest in IAHGames. Although IAHGames owns 100 percent of the common stock of Monsoon, the Group determined that Monsoon cannot be consolidated by IAHGames due to the substantive participating rights that the game licensor has in Monsoon pursuant to Monsoon’s management agreement. In 2010, the Group recognized share of losses under the equity method of accounting of US$12.2 million, which resulted in a negative investment balance. The negative investment balance was charged against the outstanding loan receivable due from Monsoon as of 31 December 2010. The remaining balance on the loan receivable due from Monsoon is US$3.8 million as of 31 December 2010. (See Note 17 for additional information).
The Group has an 18 percent interest in East Gate, a Korean Limited Partnership. The Group accounts for this limited partner investment under the equity method accounting as the Group’s interest is not considered to be minor. The Group has significant influence over partnership operating and financial policies based on the terms of the partnership agreement.
During 2010 and 2009, the Group recognized share of losses under the equity method of accounting of US$20.4 million and US$87 thousand, respectively.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
16.	OTHER INVESTMENTS AND AVAILABLE-FOR-SALE FINANCIAL ASSETS (NON-CURRENT)

	Group
	2010	2009
	US$’000	US$’000
Listed securities	27,935	4,152
Unlisted securities	7,850	17,808

	35,785	21,960

In 2010, the Group recorded an impairment charge of US$4.5 million (2009: US$16.2 million) related to other investments and available-for-sale financial assets (non-current). The impairment charge for other investments and available-for-sale financial assets (non-current) is measured at fair value using publicly quoted trading prices or other observable inputs such as trading prices of different class of the stock or using discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk.
17.	OTHER ASSETS

	Group
	2010	2009
	US$’000	US$’000
Refundable deposits	2,163	1,079
Loan receivable from an associate — noncurrent (Note 15 and 36)	3,765	—
Prepaid licensing and royalty fees	4,214	5,557
Deferred assets	3	48

	10,145	6,684

In 2010 and 2009, the Group recorded an impairment charge of US$870 thousand and US$18.3 million related to prepaid licensing and royalty fees, respectively. The impairment charge for the prepaid licensing and royalty fees related to certain licensed games within its Asian online game and service segment that the Group stopped operating or for which the carrying amounts of the related assets was determined not to be recoverable from its related future undiscounted cash flows. The Group recorded a full impairment on the games that the Group stopped operating. The licensed games and related royalties are valued when impairment exists, using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.
The loan receivable from an associate is in substance, a part of the Group’s net investment in the associate, it is stated at cost less impairment.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
18. DEFERRED INCOME TAXES
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	Group
	2010	2009
	US$’000	US$’000
Deferred income tax assets:
- to be recovered within 12 months	581	1,116
- to be recovered after more than 12 months	—	243

Subtotal	581	1,359

Deferred income tax liabilities:
- to be settled within 12 months	(3)	(32)
- to be settled after more than 12 months	(1,124)	—

Subtotal	(1,127)	(32)

Net deferred income tax (liabilities) / assets	(546)	1,327

The movement in the deferred income tax account is as follows:

	Group
	2010	2009
	US$’000	US$’000
At 1 January	1,327	(148)
Acquisition of business — IAHGames	(837)	—
Deconsolidation of business — T2CN	(739)	—
Tax (charged) credited to income statement and currency translation	(297)	1,475

At 31 December	(546)	1,327

NOTES TO THE FINANCIAL STATEMENTS (Continued)
18. DEFERRED INCOME TAXES (Continued)

	Group
	Investment		Deferred
	credits	Amortisation	revenue	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Deferred income tax assets:
At 1 January 2010	—	(136)	540	955	1,359
Deconsolidation of business — T2CN	—	—	—	(739)	(739)
Tax (charged) credited to income statement and currency translation	—	136	(531)	356	(39)

At 31 December 2010	—	—	9	572	581

At 1 January 2009	185	378	472	327	1,362
Tax (charged) credited to income statement and currency translation	(185)	(514)	68	628	(3)

At 31 December 2009	—	(136)	540	955	1,359

	Group
	Depreciation	Dividend
	and	withholding tax
	amortisation	from investees	Others	Total
	US$’000	US$’000	US$’000	US$’000
Deferred income tax assets:
At 1 January 2010	137	—	(169)	(32)
Acquisition of business — IAHGames	—	(837)	—	(837)
Charged (Credited) to income statement and currency translation	(254)	(173)	169	(258)

At 31 December 2010	(117)	(1,010)	—	(1,127)

At 1 January 2009	(1,754)	—	244	(1,510)
Charged (Credited) to income statement and currency translation	1,891	—	(413)	1,478

At 31 December 2009	137	—	(169)	(32)

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable. As of 31 December 2010, the Group has not accrued deferred income taxes on US$26.4 million (2009: US$21.9 million) of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
19. ASSETS AND LIABILITIES HELD FOR SALE
On 15 December 2009, the Group entered into an agreement with BetClic to sell 60 percent of substantially all of the assets and liabilities of its gaming software and service business, for approximately US$100 million in cash, subject to certain adjustments. The closing of the sale occurred on 8 April 2010. The sale resulted in the recognition of a gain of US$80.3 million, net of transaction costs. The sale of the remaining 40 percent is subject to a put and call mechanism in place between GigaMedia and BetClic, as defined in the agreement. The Group will have the option to put all or part of its remaining 40 percent to BetClic in each of 2013, 2014, and 2015 at a value price considering all relevant facts and circumstances after the end of each year. If the put option owned by the Group is not fully exercised, BetClic will have the option to call the remaining interest held by the Group in each of 2015 and 2016.
As of 31 December 2009, substantially all of the assets and liabilities in its gaming software and service business were reclassified to assets and liabilities held for sale. The assets and liabilities held for sale balances were reduced by 40 percent, which represents the ownership interest that the Group retained in the gaming software and service business and recorded as “Retained ownership of gaming software and service business”, which amounted approximately US$25.5 million as of 31 December 2009. Therefore, the accompanying Consolidated Balance Sheet at 31 December 2009 includes the following:

US$’000
Assets held for sale
Cash	35,015
Trade and other receivables	16,449
Other current assets	7,609
Property, plant and equipment (Note 12)	7,358
Intangible assets (Note 13)	39,501
Other assets	4,199
Less: retained ownership	(44,052)

66,079

Liabilities held for sale
Trade and other payable	8,111
Player account balances	35,015
Other current liabilities	971
Other liabilities	2,266
Less: retained ownership	(18,545)

27,818

The amount of goodwill to be included in the assets held for sale and the retained ownership as of 31 December 2009 is based on the relative fair values of the business to be sold and the portion of the business that will be retained

NOTES TO THE FINANCIAL STATEMENTS (Continued)
19. ASSETS AND LIABILITIES HELD FOR SALE (Continued)
The 40 percent ownership interest that the Group retained in the gaming software and service business is included in its Consolidated Balance Sheet as of 31 December 2009 as follows:

US$’000
Retained ownership of gaming software and service business:

Assets	44,052
Liabilities	(18,545)

25,507

20. TRADE AND OTHER RECEIVABLES

	Group		Company
	2010	2009	2010	2009
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- third parties	10,318	4,428	—	—
Less: Allowance for doubtful receivables	(842)	(200)	—	—

	9,476	4,228	—	—

Notes receivable
- third parties	29	—	—	—

Other receivables
- related entities	694	503	8,887	3,287
- third parties	298	289	—	10

	992	792	8,887	3,297

Trade and other receivables	10,497	5,020	8,887	3,297

Other receivables include loan receivables of approximately US$704 thousand and US$500 thousand (net of a provision of US$5.1 million and US$3.6 million, respectively) as of 31 December 2010 and 2009, respectively.
In 2006, the Group entered into a loan agreement for US$214 thousand with a third party with no interest. The outstanding principal balance of this loan was due in November 2009, and is currently past due. The Group does not expect to collect all principal; therefore, the Group recognized a full provision for the loan of US$214 thousand in 2009.
In 2007, the Group entered into a loan agreement for US$2.5 million with Flagship Studios, Inc. (“Flagship”), a game developer, receiving in exchange a note with an interest rate of 10 percent per annum from Flagship. The outstanding principal balance of this note, together with all accrued and unpaid interest thereon, was due on or before 31 December 2008, and is currently past due. Due to the financial status of Flagship, the Group does not expect to collect all principal and interest. Therefore, in 2008, the Group recognized a full provision for the loan and interest receivable, in the aggregate of US$2.6 million in 2008, and ceased to recognize interest income.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
20. TRADE AND OTHER RECEIVABLES (Continued)
During the period from September 2008 to April 2009, the Group entered into loan agreements in the aggregate of US$0.7 million with a company included in the Group’s available-for-sale financial assets (non-current), with interest rates ranging from 9.7 percent to 10.525 percent per annum. For 2008 and 2009, the Group has accrued, based on the stated interest rate, interest income of US$2 thousand and US$34 thousand, respectively. Due to the financial status of this available-for-sale investment, the Group does not expect to collect all principal and interest. Therefore, the Group recognized a provision for certain loans and interest receivable, in the aggregate of US$719 thousand in 2009, and ceased to recognize interest income.
As of the date of the deconsolidation of T2CN in July 2010, the Group had US$1.4 million of loans receivable outstanding. As a result of the ongoing dispute, the Group does not expect to collect these outstanding loans due from T2CN. Therefore, the Group recognized a full provision for the loans of US$1.4 million in 2010 (See Note 22 for additional information).
21. AVAILABLE-FOR-SALE FINANCIAL ASSETS (CURRENT)

	Group
	2010	2009
	US$’000	US$’000
	At fair value	At fair value
Open-end funds:
Unlisted	3,553	3,486
As of 31 December 2010 and 2009, the balance of unrealized gains for available-for-sale financial assets (non-current) were US$521 thousand and US$454 thousand, respectively.
22. CASH AND CASH EQUIVALENTS

	Group		Company
	2010	2009	2010	2009
	US$’000	US$’000	US$’000	US$’000
Cash at banks on hand	69,977	55,566	380	1,044
Fixed deposits with banks	1,012	—	—	—

Cash and cash equivalents	70,989	55,566	380	1,044

(a)	Divestiture of gaming software and service business
The Group deconsolidated the gaming software and service business and recognized a gain when the Group completed the sale of 60 percent of substantially all of the assets and liabilities to BetClic on 8 April 2010, which was the date that the Group ceased to have a controlling financial interest. The remaining 40 percent ownership interest that the Group retained in the gaming software and service business, has been accounted for under the equity method accounting starting from April 2010.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
22. CASH AND CASH EQUIVALENTS (Continued)
The Group accounted for the deconsolidation of the gaming software and service business at fair value and recognized a gain of US$80.3 million measured as the difference between:
(In US$ thousands)

Aggregate of the following:

Amount
The fair value of any consideration received, including purchase price adjustments, net of any transaction costs	$82,984

The fair value of the 40 percent retained noncontrolling investment in the gaming software and service business at the date the business was deconsolidated	54,240

Less: The carrying amount of the gaming software and service business at the date of the deconsolidation	(56,974)

Gain on deconsolidation of the gaming software and services business	$80,250

(b)	Deconsolidation of Business — T2CN
Beginning in June 2007, the Group consolidated T2CN. T2CN is an operator and provider of online sports games in the PRC. As of 31 December 2010 and 2009, the Group owned 43,633,681 common shares of T2CN, which represents an ownership interest of 67.09 percent of the total outstanding voting rights of T2CN.
The following summarizes the acquisitions of T2CN during the period from 2006 to 2010:
(in US$ thousands)

				Accumulated voting interest
Date of acquisition	Purchase price		Description	at those points in time
2006	$15,000		Purchased 7,500,000 convertible voting preferred shares	19.02%
2007	$23,736	*	Acquired 31,113,681 common shares (including convertible voting preferred shares converted into common shares) in total	58.11%
2008	$3,375		Purchased 4,500,000 common shares	65.68%
2009	$285		Purchased 520,000 common shares	67.09%

*	The purchase price includes the issuance of 226,385 common shares of the Company, valued at approximately US$2.7 million.
As a result of a dispute with T2CN’s former Chief Executive Officer, which arose in July 2010, the Group has been prevented from obtaining and currently does not have access to the assets and financial information of the entities held by T2CN. Since the Group does not have access to the operating assets of T2CN and as the Group has been prevented from obtaining the financial information necessary to report the financial results of T2CN, the Group has effectively lost control over T2CN’s financial reporting process. Therefore, although the Group still own 67.09 percent of T2CN’s common stock, the Group deconsolidated T2CN’s results with effect from 1 July 2010. The following is a breakdown of the Group’s retained investment at the date of deconsolidation:

NOTES TO THE FINANCIAL STATEMENTS (Continued)
22. CASH AND CASH EQUIVALENTS (Continued)
(b) Deconsolidation of Business — T2CN (Continued)

(in US$ thousands)	Amount
Cash	12,903
Other current assets	1,266
Fixed assets / non-current assets	1,679
Prepaid licensing and royalty	5,339
Intangible assets	1,098

Total assets of T2CN	22,285
Total liabilities of T2CN	(12,331)

Net equity of T2CN	9,954
Non-controlling interest	(3,276)
Goodwill acquired (Note 13)	17,500
Advances to the entities held by T2CN (Note 20)	1,405

25,583

In connection with year-end financial reporting process, the Group was required to perform an impairment analysis for investment in and advances to the entities held by T2CN as of 31 December 2010. Given the uncertain timeline relating to the resolution of the dispute, and primarily because the Group still cannot exercise any control over the operations of T2CN or obtain any financial data from the management of T2CN, management decided to completely write-off both the Group’s investment in and its advances to the entities held by T2CN in order to properly reflect the Group’s financial position as of 31 December 2010. The impairment charges recorded for the investment and the advances in 2010 are approximately US$22.0 million (after removing the other comprehensive income component of equity related to T2CN from the Company’s balance sheet) and approximately US$1.4 million, respectively.
(c) Acquisition of Business — IAHGames
In July 2010, the Group began consolidating IAHGames, an online game operator, publisher and distributor in Southeast Asia. The Group acquired IAHGames in order to enhance its position in the online game market in Southeast Asia and strengthen its online entertainment product portfolio. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.
As of 31 December 2010, the Group owned 7,191,111 preferred shares of IAHGames, which represents a controlling financial interest of 80 percent of the total outstanding voting rights of IAHGames. The preferred shares (Series A) are convertible into ordinary shares of IAHGames at a conversion rate of 10 Series A shares for 1 ordinary share. The preferred shares (Series B) are convertible into ordinary shares of IAHGames at a conversion rate of 1 Series B share for 1 ordinary share.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
22. CASH AND CASH EQUIVALENTS (Continued)
(c) Acquisition of Business — IAHGames (Continued)
The following summarizes the acquisitions of IAHGames during the period from 2006 to 2010:
(in US$ thousands)

				Accumulated voting interest
Date of acquisition	Amount		Description	at those points in time
December 2006	$5,750	*	Purchased 500,000 convertible voting preferred shares-Series B	32.26%
May 2010	$2,192	**	Purchased 208,881 convertible voting preferred shares-Series B	40.30%
July 2010	$4,500		Purchased 5,982,230 convertible voting preferred shares-Series A	57.87%
July 2010	$10,000		Purchased 500,000 convertible voting preferred shares-Series B	80.00%

*	The original investment amount of US$10 million was written down to US $5.8 million, resulting from an impairment charge of US $4.2 million recorded in 2009.

**	GigaMedia issued 866,373 common shares, valued at approximately US $2.2 million as consideration.
In connection with the step acquisitions through July 2010, the Group recorded goodwill of approximately US $12.2 million. Such goodwill amount is non-deductible for tax purposes. Since 1 July 2010, the results of IAHGames’ operations have been included in the Group’s Consolidated Financial Statements under the Asian online game and service business.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
22. CASH AND CASH EQUIVALENTS (Continued)
(c) Acquisition of Business — IAHGames (Continued)
The purchase price allocation was determined based on management’s estimate of the fair value of IAHGames in connection with the acquisitions. The purchase price allocation of the acquisition was as follows:

	Amortisation life
(in US$ thousands)	(in years)	Amount
Cash acquired		9,070
Accounts receivable		5,715
Other current assets		5,129
Equity method investment		20,319
Fixed assets / non-current assets		721
Non-Compete Contracts	3	387
Favorable lease right	13.5	2,861
Prepaid licensing and royalty fees	1.75 ~ 4	1,010
Goodwill (Note 13)	N/A	12,188

Total assets required		57,400

Current liabilities		23,304
Non-current liabilities		9,145

Total liabilities assumed		32,449

Preferred shares (Series A)		(1,317)
Non-controlling interest		(1,192)

Total purchase price		22,442

The following information presents a summary of the results of operations of the Group for the years ended 31 December 2010 and 2009, as if the Group controlled 80 percent of the total outstanding voting rights of IAHGames and consolidated IAHGames as of the beginning of the periods presented.

(in US$ thousands, except per share figures)	31 December 2010	31 December 2009
Net revenue	69,802	165,883
Loss from operations	(50,140)	(41,791)
Net income (loss)	3,460	(55,417)
Net income (loss) attributed to GigaMedia	5,210	(48,765)
Basic earnings (loss) per share	0.09	(0.88)
Diluted earnings (loss) per share	0.09	(0.88)
The pro-forma supplemental information is based on estimates and assumptions, which the Group believes are reasonable; it is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realised had the Group been a combined during all of 2010 and 2009. The above pro-forma financial information includes adjustments for the amortisation of identified intangible assets with definitive lives.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
23. RESTRICTED CASH
Restricted cash recorded consists of the following:

	Group
	2010	2009
	US$’000	US$’000
Compensating balance as guarantees for bank loans (to be recovered within 12 months)	5,000	932
24. OTHER CURRENT ASSETS

	Group
	2010	2009
	US$’000	US$’000
Prepayments	1,621	2,636
Others	62	530

	1,683	3,166

25. TRADE AND OTHER PAYABLES

	Group		Company
	2010	2009	2010	2009
	US$’000	US$’000	US$’000	US$’000
Trade payables
- third parties	4,305	591	—	—

Accrued expenses
- third parties	15,225	9,533	416	166

Trade and other payables	19,530	10,124	416	166

NOTES TO THE FINANCIAL STATEMENTS (Continued)
26. SHORT-TERM BORROWINGS
The Group

As of 31 December 2010 and 2009, short-term borrowings totaled US$12.4 million and US$22.5 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 0.85 percent to 5.56 percent for 2010, and from 1.99 percent to 4.288 percent for 2009, respectively. The maturity dates ranged from January 2011 to March 2011 as of 31 December 2010, and January 2010 to June 2010 as of 31 December 2009, respectively. As of 31 December 2010 and 2009, the weighted-average interest rate on total short-term borrowings was 1.835 percent and 2.24 percent, respectively.
As of 31 December 2010, the total amount of unused lines of credit available for borrowing under these agreements was approximately $28.5 million.
During the period from January 2011 to March 2011, The Group repaid certain short-term borrowings totaling $6.9 million, and renewed short-term borrowing agreements totaling $5.5 million.
The Group pledged certain time deposits, land and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to US$6.7 million and US$2.1 million as of 31 December 2010 and 2009, respectively, in which time deposits pledged are recorded as restricted cash totaling US$5 million and US$932 thousand as of 31 December 2010 and 2009, respectively. (See Note 12 and 23 for additional information.)
The Company

As of 31 December 2010 and 2009, short-term borrowings totaled Nil.
27. OTHER CURRENT LIABILITIES

	Group		Company
	2010	2009	2010	2009
	US$’000	US$’000	US$’000	US$’000
Deferred revenue	4,849	8,295	—	—
Others	1,119	3,693	—	—

	5,968	11,988	—	—

NOTES TO THE FINANCIAL STATEMENTS (Continued)
28. SUBSIDIARY PREFERRED SHARES
In connection with the acquisition of a controlling financial interest in IAHGames, the Group assumed Series A preferred shares, which are owned by the non-controlling shareholders. As of 31 December 2010, these Series A preferred shares were valued at US$1.5 million and represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Series A preferred shares is entitled to cumulative dividend at 10 percent per annum. The preferred shares are redeemable at the holder’s option at any time after the expiration of certain licensed games, and are convertible into ordinary shares at any time. However, pursuant to agreements entered into in connection with the acquisition of IAHGames in July 2010, all Series A preferred shares are to be converted to ordinary shares of IAHGames at the acquisition date. The conversion process has not yet been completed but is expected to occur in 2011.
As the redemption feature on the Series A preferred stock is not solely within the control of IAHGames, the amount has been presented as a liability on the Consolidated Balance Sheet. Also, since the Series A preferred shares are not currently redeemable and is not probable that they will become redeemable as a result of the acquisition of IAHGames as described above, the subsequent adjustment for accretion is not required. No fair value information for Class A shares has been disclosed as it is not practicable within the contrains of cost to determine the fair value.
29. ACCRUED PENSION LIABILITIES
The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.
(a) Defined benefit pension plan
The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for its employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on base point and average salaries or wages for the six months prior to approved retirement.
The actuarial assumptions of the Group’s defined benefit pension plan are stated in Note 3.
The following provides a reconciliation of projected benefit obligation and funded status of the plan and the components of net periodic benefit cost recognised:

	Group
	2010	2009
	US$’000	US$’000
Projected benefit obligation at 1 January	291	285
Interest cost	7	7
Actuarial gain (loss)	(25)	51
Curtailment	—	(59)
Exchange difference	29	7

Projected benefit obligation at 31 December	302	291

NOTES TO THE FINANCIAL STATEMENTS (Continued)
29. ACCRUED PENSION LIABILITIES (Continued)
(a) Defined benefit pension plan (Continued)

	Group
	2010	2009
	US$’000	US$’000
Fair value of plan assets	(258)	(209)
Projected benefit obligation	302	291

Funded status	44	82
Unrecognised net actuarial gain	153	124

Accrued pension liabilities	197	206

The net periodic benefit cost for the plans included the following components:

	Group
	2010	2009
	US$’000	US$’000
Interest cost	7	7
Expected return on plan assets	(5)	(1)
Amortisation of net gain	(14)	(23)

Net periodic benefit cost	(12)	(17)

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Central Trust of China in Taiwan. The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.
The Group expects to make a contribution of US$18 thousand to the Fund in 2011. The Group does not expect to make any benefit payments through 2020.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
29. ACCRUED PENSION LIABILITIES (Continued)
(b) Defined contribution pension plan
The Group has provided defined contribution plans for employees located in Taiwan, PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.
Taiwan
Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month , up to the maximum amount of NT$9 thousand (approximately US$309), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.
PRC
All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Group has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Group are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.
Hong Kong
According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,000 (approximately US$129), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.
Singapore
In accordance with Singapore regulations, the Group make contributions to the Singapore Central Provident Fund Scheme, a defined contribution pension plan, for eligible employees. The Group contribute 14.5 percent of the employees’ gross salaries, subject to a cap of S$4.5 thousand (approximately US$3,400). The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.
The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2010 and 2009 were US $1.0 million and US $1.3 million, respectively.
30. OTHER LIABILITIES

	Group
	2010	2009
	US$’000	US$’000
Contingent payment of minimum guarantee under licensing agreement	5,885	—
Financial liabilities at FVTPL	665	—
Others	11	52

	6,561	52

NOTES TO THE FINANCIAL STATEMENTS (Continued)
30. OTHER LIABILITIES (Continued)
IAHGames has warrants outstanding in which the holder may purchase an aggregate of 15 percent of IAHGames’ common stock, on a fully diluted basis, at an exercise price of US$3.40 per warrant share, which is subject to certain adjustments in accordance with the warrant agreement. The warrants expire upon the expiration of certain game licenses or in certain circumstances in accordance with the warrant agreement. According to the terms of the warrant agreement, if IAHGames subsequently issues additional shares of its common stock, IAHGames is obligated to issue additional warrants to the warrant holder necessary for the holder to maintain its 15 percent share ownership, regardless of whether such additional shares are issued at, above, or below the market price. Because the provisions give the warrant holders a level of protection that is not afforded to the other holders of IAHGames’ common stock, and since these provisions are not based on inputs to the fair value of a “fixed-for-fixed” forward or option, the warrants are not considered to be indexed to IAHGames’ common stock. As a result, the warrants are accounted for as a derivative liability instrument. As of 31 December 2010, the Group valued the warrants at approximately US$665 thousand using a valuation model. The key assumptions and related variables used in the valuation model to determine the fair value of the warrants as of 31 December 2010 included certain unobservable inputs and related variables such as risk free rate, volatility, strike price, and dividend yield. In 2010, the Group recognized a gain of approximately US$2.6 million related to the revaluation of the warrants, which is included in other operating income within “gain on fair value changes of financial liabilities at FVTPL” in the Consolidated income Statement.
31. CAPITAL AND OTHER RESERVES
(a) Issued and fully paid-up ordinary share capital

	Group and Company
	Shares (‘000)		Amount (US$‘000)
	2010	2009	2010	2009
At 1 January	54,995	54,365	211,540	209,423
Issue of shares under option exercised	201	543	174	1,320
Issue of shares under RSU exercised	201	87	1,005	909
Acquisition of business — IAHGames (Note 22)	866	—	2,192	—
Acquisition of shares of UIM (Note 2)	—	—	178	—
Deconsolidation of business — T2CN (Note 22)	—	—	112	(112)

At 31 December	56,263	54,995	215,201	211,540

The holders of ordinary shares have no par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Group’s residual assets.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
31. CAPITAL AND OTHER RESERVES (Continued)
(b) Share options
Details on the share-based compensation plan of the Company are disclosed in the directors’ report.
Movements in the number of share options outstanding at the end of the financial year and their exercise prices are as follows:
31 December 2010

	Number of outstanding share options
	(in thousands)
	At		Canceled/forfeited/
Range of	beginning of the	Granted during the	expired during the	Exercised during the	At end of the	Expiration
exercise price	financial year	financial year	financial year	financial year	financial year	date
under US$1	5,392	—	—	(191)	5,201	29.6.2014
US$1~US$10	1,590	2,565	(195)	(10)	3,950	29.6.2014~13.5.2020
US$10~US$20	707	—	(78)	—	629	9.8.2017~29.1.2018

	7,689	2,565	(273)	(201)	9,780

31 December 2009

	Number of outstanding share options
	(in thousands)
	At		Canceled/forfeited/
Range of	beginning of the	Granted during the	expired during the	Exercised during the	At end of the	Expiration
exercise price	financial year	financial year	financial year	financial year	financial year	date
under US$1	5,431	—	—	(39)	5,392	29.6.2014
US$1~US$10	2,094	—	—	(504)	1,590	29.6.2014~19.6.2018
US$10~US$20	762	—	(55)	—	707	9.8.2017~29.1.2018

	8,287	—	(55)	(543)	7,689

NOTES TO THE FINANCIAL STATEMENTS (Continued)
31. CAPITAL AND OTHER RESERVES (Continued)
(b) Share options (Continued)
Out of the unrecognized options for 9,780 thousand (2009: 7,689 thousand) shares, options for 7,190 thousand (2009: 6,420 thousand) shares are exercisable at the balance sheet date. The weighted-average share price at the time of exercise price was US$0.87 (2009: US$2.42) per share.
As of 31 December 2010, there was approximately US$4.0 million of unrecognized compensation cost related to non-vested options. That cost is expected to be recognized over a period of 3.17 years.
(c) Restricted Stock Units (RSUs)
Non-vested RSUs during 2010 and 2009 were as follows:

	2010		2009
		Weighted-		Weighted-
	Number of units	average grant	Number of units	average grant
	(in thousands)	date fair value	(in thousands)	date fair value
Non-vested at 1 January	641	10.41	640	9.83
Granted	100	6.01	119	2.68
Vested	(86)	10.15	(201)	4.88
Forfeited	(15)	7.19	(168)	8.00

Non-vested at 31 December	640	9.83	390	10.99

The fair value of RSUs is determined and fixed on the grant date based on the Company’s share price. The fair value of RSUs granted during the years ended 31 December 2010 and 2009 was US$0.3 million and US$0.6 million, respectively. The total fair value of RSUs vested during the years ended 31 December 2010 and 2009 was approximately US$1.0 million and approximately US$0.9 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
As of 31 December 2010, there was approximately US$4 thousand of unrecognised compensation cost related to non-vested RSUs. That cost is expected to be recognised over a weighted-average period of 0.01 years. The Company received no cash from employees as a result of employee share award vesting and the release of RSUs during 2010 and 2009.
(d) Statutory reserves
In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of 31 December 2010 and 2009, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), which represent a component of the Group’s consolidated accumulated deficit, were both US$3.0 million. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.
Under PRC laws and regulations, there are certain foreign exchange restrictions on the Group’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to the Group either in the form of dividends, loans or advances. As of 31 December 2010, the Group’s total restricted net assets, which include paid up capital of PRC subsidiaries and the net assets of VIE subsidiaries in which the Group has no legal ownership, were approximately US$2.5 million.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
32. EARNINGS / (LOSS) PER SHARE
The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

	2010	2009
	US$’000	US$’000
Weighted average outstanding shares
Basic	55,834	54,524
Effect of dilutive securities
Employee share-based compensation	3,457	—

Diluted	59,291	54,524

Options to purchase 5,115 thousand shares of common stock were not included in dilutive securities for the year ended 31 December 2009, as the effect would be anti-dilutive.
33. SEGMENT INFORMATION
Segment data
The Group has identified two reportable segments: an online gaming software and service business segment and an Asian online game and service business segment. The online gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. Subsequent to the sale transaction with BetClic, the Group has accounted for the 40 percent percentage ownership interest in the gaming software and service business under the equity method accounting. The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users.
The Group’s management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on the Group’s method of internal reporting and are not necessarily in conformity with GAAP. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
33. SEGMENT INFORMATION (Continued)
Segment data (Continued)
Financial information for each reportable segment was as follows as of and for the years ended 31 December 2010 and 2009:

	Gaming software	Asian online
	and service	game and service	Total
	US$’000	US$’000	US$’000
2010
Segment profit or loss:
Net revenue from external customers	25,820	39,261	65,081
Profit / (Loss) before income tax	70,756	(41,539)	29,217
Share-based compensation	80	342	422
Impairment loss on prepaid licensing fees and intangible assets	—	4,455	4,455
Impairment loss on property, plant and equipment	—	278	278
Impairment loss on other investments and available-for-sale financial assets (non-current)	—	26,667	26,667
Interest income	83	438	521
Interest expense	1	59	60
Foreign exchange (loss) / gain	(29)	3,018	2,989
Share of loss of associated companies	9,768	10,632	20,400
Allowance for doubtful debt	—	1,639	1,639
Depreciation	—	1,556	1,556
Amortisation including intangible assets	—	2,696	2,696
Income tax expense	6,445	1,118	7,563

Segment assets:
Investment in associates	44,472	20,923	65,395
Additions to property, plant and equipment	1,209	1,534	2,743
Additions to goodwill	—	12,188	12,188
Additions to intangible assets	1,198	1,114	2,312
Total assets	168,671	77,669	246,340

Segment liabilities:
Total liabilities	2,729	18,915	21,644
The reconciliation of the segment information to the Group’s consolidated information was not included in the above table, as it is provided below in detail.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
33. SEGMENT INFORMATION (Continued)
Segment data (Continued)
Financial information for each reportable segment was as follows as of and for the years ended 31 December 2010 and 2009:

	Gaming software	Asian online
	and service	game and service	Total
	US$’000	US$’000	US$’000
2009
Segment profit or loss:
Net revenue from external customers	112,694	46,887	159,581
Profit / (Loss) before income tax	8,236	(48,664)	(40,428)
Share-based compensation	501	931	1,432
Impairment loss on prepaid licensing fees and intangible assets	212	36,890	37,102
Impairment loss on property, plant and equipment	—	777	777
Impairment loss on other investments and available-for-sale financial assets (non-current)	—	14,181	14,181
Interest income	242	129	371
Interest expense	—	—	—
Foreign exchange gain	521	804	1,325
Share of loss of associated companies	—	87	87
Allowance for doubtful debt	372	—	372
Depreciation	2,279	1,500	3,779
Amortisation including intangible assets	2,027	3,120	5,147
Income tax expense (benefit)	871	(101)	770

Segment assets:
Investment in associates	—	222	222
Additions to property, plant and equipment	2,731	2,929	5,660
Additions to intangible assets	5,793	2,307	8,100
Total assets	144,666	111,703	256,369

Segment liabilities:
Total liabilities	27,180	79,616	106,796
The segment assets of the Group’s gaming software and service business are presented as assets held for sale and retained ownership of gaming software and service business as of 31 December 2009 in the Group’s consolidated balance sheets.
The reconciliation of the segment information to The Group’s consolidated information was not included in the above table, as it is provided below in detail.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
33. SEGMENT INFORMATION (Continued)
Segment data (Continued)
The reconciliations of segment information to the Group’s consolidated totals are as follows:

	2010	2009
	US$’000	US$’000
Profit / (loss) before income tax
Total segments	29,217	(40,428)
Adjustment *	(15,519)	(14,349)

Total GigaMedia consolidated	13,698	(54,777)

Share-based compensation
Total segments	422	1,432
Adjustment *	2,592	1,845

Total GigaMedia consolidated	3,014	3,277

Impairment loss on prepaid licensing fees and intangible assets
Total segments	4,455	37,102
Adjustment *	—	3

Total GigaMedia consolidated	4,455	37,105

(Reversal of) Impairment loss on property, plant and equipment
Total segments	278	777
Adjustment *	(385)	141

Total GigaMedia consolidated	(107)	918

Impairment loss on other investments and available-for-sale financial assets (non-current)
Total segments	26,667	14,181
Adjustment *	—	2,024

Total GigaMedia consolidated	26,667	16,205

Interest income
Total segments	521	372
Adjustment *	435	60

Total GigaMedia consolidated	956	432

Interest expense
Total segments	60	—
Adjustment *	310	390

Total GigaMedia consolidated	370	390

NOTES TO THE FINANCIAL STATEMENTS (Continued)
33. SEGMENT INFORMATION (Continued)
Segment data (Continued)
The reconciliations of segment information to the Group’s consolidated totals are as follows:

	2010	2009
	US$’000	US$’000
Foreign exchange gain (loss)
Total segments	2,989	1,325
Adjustment *	(669)	(239)

Total GigaMedia consolidated	2,320	1,086

Allowance for doubtful debt
Total segments	1,556	372
Adjustment *	83	720

Total GigaMedia consolidated	1,639	1,092

Depreciation
Total segments	1,557	3,779
Adjustment *	535	579

Total GigaMedia consolidated	2,092	4,358

Amortisation
Total segments	2,696	5,147
Adjustment *	83	72

Total GigaMedia consolidated	2,779	5,219

Income tax expense
Total segments	7,563	770
Adjustment *	(303)	(253)

Total GigaMedia consolidated	7,260	517

NOTES TO THE FINANCIAL STATEMENTS (Continued)
33. SEGMENT INFORMATION (Continued)
Segment data (Continued)
The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

	2010	2009
	US$’000	US$’000
Additions to property, plant and equipment
Total segments	2,743	5,660
Adjustment *	1,041	101

Total GigaMedia consolidated	3,784	5,761

Additions to intangible assets
Total segments	2,312	8,100
Adjustment *	5	707

Total GigaMedia consolidated	2,317	8,807

Total assets
Total segments	246,340	256,369
Adjustment *	22,654	3,051

Total GigaMedia consolidated	268,994	259,420

Total liabilities
Total segments	21,644	106,796
Adjustment *	30,597	(32,851)

Total GigaMedia consolidated	52,241	73,945

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.
Major customers
No single customer represented 10 percent or more of the Group’s total net revenues in any period presented.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
33. SEGMENT INFORMATION (Continued)
Geographic Information
Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

Geographic region / country	2010	2009
	US$’000	US$’000
Canada	25,820	112,694
Taiwan	19,449	24,869
PRC	9,885	18,318
Hong Kong	4,026	3,700
Singapore	4,101	—
Malaysia	1,603	—
Others	197	—

Total	65,081	159,581

Net long-lived assets by geographic region are as follows:

Geographic region / country	2010	2009
	US$’000	US$’000
Taiwan	3,546	3,642
PRC	921	1,920
Hong Kong	213	427
Singapore	902	—
Malaysia	20	—
Other	115	—

Total	5,717	5,989

Long-lived assets of the Group’s gaming software and service business are presented as assets held for sale and retained ownership of gaming software and service business as of 31 December 2009 in the Group’s consolidated balance sheets.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
34. MATERIAL LITIGATION
(a) Class Action
In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York (“District Court”) against the Group in connection with the initial public offering of stock.
The complaint alleged that the Group violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice, while the Section 11 claims survived the motion. Discovery in the actions commenced.
In June 2004, plaintiffs and issuer defendants, including the Group, presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement included: 1) the insurers of the issuers would provide an undertaking to guarantee that the plaintiffs would recover a total of $1 billion; 2) the insurers would pay up to $15 million for the notice costs arising from the settlement; 3) the issuers would assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs would release all of the settling issuer defendants. That is, if plaintiffs were successful in recovering more than $1 billion from the underwriters, the issuer defendants would not be obligated to pay any additional amounts. If plaintiffs recovered less than $1 billion from the underwriters, the insurers would pay the deficit between $1 billion and the amount received from the underwriters.
On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. On April 24, 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which was subject to the court’s approval.
On December 5, 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification in the six focus cases, which do not include the Company. Because the Second Circuit’s opinion was directed to class certification in the focus cases, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement was unclear.
On December 15, 2006, the District Court held a conference with all counsel in the IPO securities class action lawsuit to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement, pending further decisions from the Second Circuit.
On January 5, 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the “Petition”). On April 6, 2007, the Second Circuit rendered its decision which denied the Petition.
In April, May, and June 2007, the District Court held several conferences to discuss the issues regarding class certification, statute of limitations, the Issuers’ Settlement and discovery. In June 2007, a stipulation terminating the Issuers’ Settlement was submitted to the District Court.
In September 2007, discovery moved forward in the six focus cases, which do not include the Company. Plaintiffs filed amended complaints against the focus case issuer and underwriter defendants and moved for class certification in those actions. In November 2007, the underwriters and issuers filed motions to dismiss the amended complaints in the focus cases. In December 2007, plaintiffs filed their opposition to defendants’ motions to dismiss. In January 2008, defendants filed their reply briefs in further support of the motions to dismiss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
34. MATERIAL LITIGATION (Continued)
(a) Class Action (Continued)
On or about March 26, 2008, the District Court granted in part and denied in part the motion to dismiss the focus cases. The motion to dismiss was granted only as to claims brought under Section 11 of the Securities Act by plaintiffs who sold their securities for a price in excess of the initial offering price and by those plaintiffs who purchased outside the previously certified class period.
On April 9, 2008, the underwriters filed a motion for reconsideration of the holding in the March 26, 2008 opinion that the Section 11 claims against the focus case issuer was not time barred, on the basis that no Section 11 class in that case was certified in 2004. The issuers joined in that motion on behalf of the focus case issuer by letter to the District Court on April 10, 2008.
In December 2007, the issuers filed their oppositions to class certification in the focus cases. In March 2008, plaintiffs filed their reply brief in further support of class certification. The underwriters and issuers submitted sur-replies in further opposition to class certification on April 22, 2008, addressing issues related to the deposition of the plaintiffs’ expert.
As set forth in Plaintiffs’ Motion For Preliminary Approval of the Settlement and accompanying documents, which were filed on April 2, 2009, after eight years of litigation all parties to the IPO Cases have agreed to settle the actions on a global basis (the “IPO Settlement Agreement”). Pursuant to the IPO Settlement Agreement, the defendants have agreed to pay $586 million in total to settle all 309 IPO Cases, including the GigaMedia action. The agreement to settle was reached after a lengthy mediation followed by months of negotiation to reach agreement on the details. As to the Group’s portion of the settlement payment, the Group’s insurance companies are paying the entire settlement amount.
In June 2009, the District Court granted the plaintiffs’ motion for preliminary approval of the IPO Settlement Agreement. Subsequently, in October 2009, the judge granted final approval to the settlement. Certain objectors have filed notices of appeal to the United States Circuit Court for the Second Circuit seeking to reverse or vacate the order granting final approval to the IPO Settlement Agreement. However, no briefs have been filed yet with respect to these appeals.
In January 2010, the IPO Settlement Agreement required that the IPO Securities Litigation Settlement Fund (the “Settlement Fund”) be treated as a Qualified Settlement Fund within the meaning of Treasury Regulation 1.468B-1 and that each transferor of funds to the Settlement Fund provide a statement to the administrators of the Settlement Fund pursuant to Treasury Regulation 1.468B-3(e) by January 31, 2010. Liaison counsel for the issuers has submitted a combined statement on behalf of all such issuers. Six notices of appeal and one petition to appeal the certified class have been filed and all but two of the six have been withdrawn. In October 2010, for the two appeals that were not withdrawn, plaintiffs-appellants filed their opening briefs. The opening briefs challenged the settlement on several grounds, including certification of the classes, the fees, and the expenses awarded to the plaintiffs’ counsel. On December 30, 2010, the answering briefs were filed, and on May 17, 2011, the Second Circuit issued a ruling on the two remaining appeals, granting the motion to dismiss one of the appeals, and remanding the other appeal back to the District Court to determine procedural issues relating to standing.
The Group had an insurance policy with American Insurance Group with $10 million of liability coverage when the class action lawsuit was made. The Group believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
34. MATERIAL LITIGATION (Continued)
(b)	World Series of Poker Litigation
On April 1, 2010, a complaint was filed on behalf of UIM against Harrah’s License Company, LLC (“Harrah’s”) in connection with the promotional agreement for the World Series of Poker dated February 24, 2008 (the “Agreement”) (the “Original Lawsuit”). UIM stated claims against Harrah’s for: 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.
A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.
An application for a temporary restraining order (“TRO”) and motion for preliminary injunction was also filed. The request for the TRO was subsequently denied by the court. On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement. The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future. The court did not rule on the merits of the underlying claims in any way. The judge has yet to issue a formal order.
Harrah’s also filed a motion to dismiss the complaint. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit (the “Second Lawsuit”) against UIM for 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia as a defendant for tortious interference with contractual relations. In May 2009, the Agreement was assigned by Harrah’s to Harrah’s Interactive.
On May 14, 2010, UIM lodged a First Amended Complaint, asserting a new claim for fraud in the inducement and abandoning its claim for a preliminary injunction. Separately, UIM asserted compulsory counterclaims within the Second Lawsuit on June 11, 2010 which mirrored those made in the Original Lawsuit. On June 29, 2010, the Court consolidated the Original Lawsuit and the Second Lawsuit.
On June 14, 2010, Everest Gaming Limited, a subsidiary of Everest Gaming, filed a complaint for trademark infringement against Harrah’s (the “Everest Complaint”), which was consolidated with the Original Lawsuit and Second Lawsuit on June 29, 2010 as well.
Harrah’s moved to dismiss all of UIM’s claims in the First Amended Complaint, UIM’s counterclaims, and the Everest Complaint. UIM opposed the Motion in writing and at the hearing held on the matter. The Court denied Harrah’s request in its entirety on September 15, 2010.
On January 27, 2011, Harrah’s lodged a First Amended Complaint, naming Mangas Gaming S.A.S and Mangas Everest S.A.S (“Mangas”) as new co-defendants and asserting new claims for: 1) tortious interference with contractual relations; 2) tortious interference with prospective economic advantage; 3) fraudulent transfer; and (4) unjust enrichment. Harrah’s demanded a jury trial on its tort claims, whereas the remainder of the trial is set for a bench trial based upon the Court’s July 7, 2010 ruling that the jury waiver within the Agreement was valid and enforceable.
The Group believes UIM will be successful in pursuing and defending the lawsuits of Harrah’s. However, there is no assurance that UIM will be successful in its claims against Harrah’s, including its claim for compensatory damages and/or attorney fees and costs.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
34. MATERIAL LITIGATION (Continued)
(b)	World Series of Poker Litigation (Continued)
On May 3, 2011, GigaMedia made a Motion to the Court for partial summary judgment on Harrah’s claims against it for tortious interference of contract and tortious interference with prospective economic advantage. On March 31, 2010, GigaMedia (through its subsidiary Internet Media Licensing Limited) purchased all issued and outstanding shares of common stock of UIM. Since GigaMedia enjoys a legal privilege to interfere in the contracts and actions of its wholly owned subsidiary, and since UIM has been, since March 31, 2010 a wholly owned subsidiary of GigaMedia, any interference by GigaMedia would enjoy immunity. The Group believes that GigaMedia is therefore entitled to summary judgment.
(c)	Dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN (“Wang Ji”)
In early 2010, GigaMedia determined that changes in the leadership of its majority owned subsidiary T2CN were necessary to improve T2CN and GigaMedia’s online games business in the PRC. As a result of this restructuring of leadership, Wang Ji was to be moved from his role as the operating head of T2 Entertainment and T2 Technology to a high-level consulting position, or be given the board chairmanship role at T2CN. Originally, Wang Ji appeared to accept this change in position and did not object to the restructuring plans. T2CN started to implement the restructuring in early July 2010. However, at that time, Wang Ji refused to step down from his operating and executive roles at T2 Technology, J-Town Information (Shanghai) Co., Ltd. (“J-Town”) and T2 Entertainment. As a result, T2CN, as the sole shareholder of T2 Technology and J-Town, removed Wang Ji as a director of T2 Technology and J-Town on July 27, 2010. Wang Ji was also duly removed as a director of T2CN on July 29, 2010. On August 7, 2010, Wang Ji was removed as the legal representative, executive director and manager of T2 Entertainment with immediate effect by way of a shareholders’ resolution passed at a shareholders’ meeting of T2 Entertainment. On August 10, 2010, the newly appointed legal representatives of T2 Technology, J-Town and T2 Entertainment, together with their PRC legal advisers, went to the office premises to request that Wang Ji return all properties of T2 Technology, J-Town and T2 Entertainment in his possession, custody or control. At that time, the newly appointed legal representatives were forcibly removed from the office premises. Also, Wang Ji’s employment contract with T2 Technology was terminated on August 12, 2010.
The Group believes that Wang Ji currently has in his possession, among other things, the company seals, financial chops and business registration certificates of T2 Technology, J-Town and all of the Group’s three VIEs, T2 Entertainment, T2 Advertisement, and Jinyou (collectively “T2CN Operating Entities”). The Group also believes that Wang Ji has in his possession all documents, records and data and tangible property, including license agreements, trademark and domain name documentation, held in the offices of T2CN Operating Entities. The company seals, financial chops and business registration certificates of T2CN Operating Entities are necessary for the respective entities to, among other things, declare dividends and approve service fee payments to the Group. These documents are necessary for the Group to run its online games business in the PRC. Under PRC law, the company seals, financial chops and business registration certificates are essential for entering into contracts, conducting banking business, or taking official corporate action of any sort including registering any change to the composition of the board or management with the relevant PRC authorities.
Consequently, the Group has not been able to register the resolutions removing Wang Ji from his position as a director of T2 Technology and J-Town and as the legal representative, executive director and manager of T2 Entertainment. As a result, Wang Ji has effectively usurped control over T2 Technology, J-Town and T2 Entertainment’s operations and accounts.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
34. MATERIAL LITIGATION (Continued)
(c)	Dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN (Continued)
Each of T2 Technology, J-Town and T2 Entertainment as represented by the newly appointed legal representative have filed lawsuits against Wang Ji in the courts of the PRC from August 2010 through October 2010, seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates. Wang Ji’s appeals on the jurisdiction of the court in respect of the lawsuits filed by T2 Technology and J-Town were dismissed. Wang Ji has subsequently filed a motion seeking to stay the proceeding on the ground that he has filed a claim against GigaMedia and T2CN in the United States. In response to such motion, we submitted a written objection to the court in May 2011. The court is now considering Wang Ji’s motion to stay and our objection but has not made any decision yet.
Wang Ji also filed a lawsuit against T2 Entertainment in August 2010 to challenge the validity of the shareholders’ resolution approving a transfer of the shares of T2 Entertainment held by Wang Ji. The lawsuit filed by T2 Entertainment represented by the newly appointed legal representative against Wang Ji is currently stayed pending resolution of the said lawsuit instituted by Wang Ji.
T2 Technology and T2 Entertainment represented by the newly appointed legal representative also filed a lawsuit against Wang Ji in Singapore in August 2010 for breach of fiduciary duty seeking to, among other things, recover the properties of T2 Technology and T2 Entertainment including the company seals, financial chops and business certificates, and monetary damages. T2 Technology and T2 Entertainment obtained a Mareva Injunction against Wang Ji freezing his assets in Singapore up to the amount of SGD$2 million (approximately $1.6 million). Wang Ji has filed his defense. Due to Wang Ji’s failure to comply with the timeline ordered by the court in producing evidence and supporting documentation referred to in his defense, T2 Technology and T2 Entertainment obtained a default judgment against Wang Ji in April 2011. Wang Ji has applied to set aside the default judgment and the court procedures are proceeding accordingly.
Lawsuits against Wang Ji have also been filed by T2 Technology and T2 Entertainment in Hong Kong and the British Virgin Islands by T2CN respectively. The lawsuits assert a number of claims, including, breach of fiduciary duty and conversion, seeking to recover, among other things, the properties of T2 Technology and T2 Entertainment and monetary damages.
In November 2010, GigaMedia filed a lawsuit in the United States District Court for the Central District of California (the “California Action””) asserting a number of claims against the other shareholder of T2 Entertainment and GigaMedia’s former head of operations in the PRC, including, among others, tortious interference with contract, tortious interference with prospective economic advantage, fraud, aiding and abetting conversion and breach of oral contract. In these matters, GigaMedia is seeking to recover, among other things, monetary damages. Subsequently, Wang Ji filed a motion to intervene in the California Action in April 2011. Hearing on the intervenors’ motion will be held in August 2011. In May 2011, Wang Ji filed an ex parte application to shorten the time with respect to the August 22, 2011 hearing date for his motion to intervene. We are currently preparing a response to oppose Wang Ji’s ex parte application. Wang Ji also filed a complaint against GigaMedia and T2CN in the United States District Court for the Central District of California in April 2011. Wang Ji’s compliant was subsequently stricken by the court for failure to follow court rules.
While management continues to believe that its general legal position is sound, as a result of the increasing complexity of various ongoing litigations, it is now impractical for GigaMedia to estimate with any degree of certainty the timeline for the eventual resolution of the dispute or the likelihood of a successful outcome.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
35. COMMITMENTS AND CONTINGENCIES
Commitments
(a)	Operating Leases
The Group rents certain properties which are used as offices premises under lease agreements that expire at various dates through 2025. The following table sets forth its future aggregate minimum lease payments required under these operating leases as of 31 December 2010 and 2009:

	Group
	2010	2009
	US$’000	US$’000
Not later than 1 year	1,151	3,733
Later than 1 year but not later than 5 years	2,158	2,220

	3,309	5,953

Rental expense for operating leases amounted to US$3.0 million and US$5.1 million for the years ended 31 December 2010 and 2009, respectively.
(b)	License Agreements
The Group has contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed licensing fees and minimum guarantees against future royalties set forth in the major licenses agreements as of 31 December 2010.

		Minimum guarantees
		against future
	License fees	royalties	Total
	US$’000	US$’000	US$’000
Minimum required payments:
In 2011	741	9,633	10,374
After 2011	6,200	5,500	11,700

	6,941	15,133	22,074

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.
Additionally, the Group also have contractually committed to support related marketing, promotion, and advertising activities for certain games, and commitments are contingent to occur based on the payment schedules set forth in the individual license agreements. As of 31 December 2010, the Group’s total commitments to these marketing expenditures amounted to not less than US$11.9 million.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
35. COMMITMENTS AND CONTINGENCIES (Continued)
Contingencies
(a)	World Series of Poker Litigation
The Group has certain contractual obligations pursuant to the sale of a 60 percent ownership interest in the Group’s online gaming software and service business to BetClic. Pursuant to the terms of the sale, the Group agreed to pay 40 percent of the attorney fees incurred in connection with the World Series of Poker litigation (See Note 35 for additional information) if Everest Gaming does not pay the attorney fees. All the attorney fees incurred to date have been paid by Everest Gaming. However, the Group may be liable for 40 percent of any and all future attorney fees relating to this litigation if for some reason if Everest Gaming does not continue to make these payments.
(b)	Other
The Group are subject to legal proceedings and claims that arise in the normal course of business. The Group believes the ultimate liabilities with respect to these actions will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows. (See Note 34, “Litigation”, for additional information).
36. RELATED PARTIES TRANSACTIONS
Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.
(a)	Share Options/RSUs Granted to Key Management
As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 6,589 thousand (2009: 5,101 thousand).
As at the end of the financial year, the total outstanding number of RSUs granted to key management of the Group was nil (2009: 82 thousand).
(b)	Key Management’s Remuneration
Key management’s remuneration includes fees, salary, bonus, commission and other emoluments (including benefits-in-kind) computed based on the cost incurred by the Group and the Company, and where the Group or Company did not incur any costs, the value of the benefit. Key management’s remuneration is as follows:

	Group
	2010	2009
	US$’000	US$’000
Wages and salaries	3,888	3,722
Director fee	573	161
Share-based compensation	1,637	927
Other benefit	7	16

Total	6,105	4,826

NOTES TO THE FINANCIAL STATEMENTS (Continued)
36. RELATED PARTIES TRANSACTIONS (Continued)
(c)	Other
In 2010 and 2009, a key manager of Waterland Financial Holdings (“Waterland”) was one of the Group’s directors. As of 31 December 2010 and 2009, the Group had short-term indebtedness in the amount of Nil and US$1.5 million, respectively, bearing interest of 3.288 percent and 2.038 percent, respectively, owed to Waterland. The outstanding short-term indebtedness was utilized to support the Group’s current operations. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended 31 December 2010 and 2009 were both US$1.5 million.
The Group acquired an equity investment in Monsoon in connection with the acquisition of IAHGames with effect from 1 July 2010. In 2010, prior to the acquisition, IAHGames loaned US$5.0 million to Monsoon to support Monsoon’s current operations, bearing interest at 7 percent per annum. As of 31 December 2010, the balance of this loan receivable was US$3.4 million, after being reduced in connection with absorbing additional losses of Monsoon as discussed in more detail in Note 15.
37. FINANCIAL RISK MANAGEMENT
The Group’s principal financial instruments comprise cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as available-for-sale financial assets, trade receivables, short-term borrowings, other receivables and payables, subsidiary preferred shares and financial liabilities at fair value through profit or loss, which arise directly from its operations.
The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign exchange rates and interest rates. The Group does not hedge its exposures to these risks.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Foreign currency risk
The subsidiaries of the Group conclude most of its business transactions in its own measurement currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the measurement currency.
As of 31 December 2010 and 2009, the Group’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

Group
2010	USD	KRW	TWD	RMB	SGD	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents	63,178	—	4,021	1,928	37	1,825	70,989
Available-for-sale financial assets (current)	3,553	—	—	—	—	—	3,553
Trade and other receivables	5,679	—	3,198	—	845	775	10,497
Restricted cash	5,000	—	—	—	—	—	5,000
Other investments and available-for-sale financial assets (non-current)	1,379	32,024	2,382	—	—	—	35,785
Refundable deposits	1,261	—	474	18	—	410	2,163

	80,050	32,024	10,075	1,946	882	3,010	127,987

Financial liabilities
Trade and other payables	10,784	—	4,576	466	3,075	629	19,530
Short-term borrowings	—	—	10,298	2,115	—	—	12,413
Subsidiary preferred shares	1,465	—	—	—	—	—	1,465
Financial liabilities at fair value through profit or loss	665	—	—	—	—	—	665

	12,914	—	14,874	2,581	3,075	629	34,073

Net financial assets (liabilities)	67,136	32,024	(4,799)	(635)	(2,193)	2,381	93,914

Less: Net financial assets (liabilities) denominated in the respective entities’ functional currencies	65,596	—	(4,895)	(635)	—	1,931	61,997

Foreign currency exposure	1,540	32,024	96	—	(2,193)	450	31,917

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Foreign currency risk (Continued)

Group
2009	USD	KRW	TWD	RMB	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents	38,860	—	7,490	8,471	745	55,566
Available-for-sale financial assets (current)	3,486	—	—	—	—	3,486
Trade and other receivables	33	—	3,865	341	781	5,020
Restricted cash	932	—	—	—	—	932
Other investments and available-for-sale financial assets (non-current)	10,129	9,955	1,876	—	—	21,960
Refundable deposits	200	—	506	147	226	1,079

	53,640	9,955	13,737	8,959	1,752	88,043

Financial liabilities
Trade and other payables	1,278	—	4,098	4,364	384	10,124
Short-term borrowings	—	—	22,503	—	—	22,503

	1,278	—	26,601	4,364	384	32,627

Net financial assets (liabilities)	52,362	9,955	(12,864)	4,595	1,368	55,416

Less: Net financial assets (liabilities) denominated in the respective entities’ functional currencies	49,580	—	(13,003)	4,595	1,015	42,187

Foreign currency exposure	2,782	9,955	139	—	353	13,229

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Foreign currency risk (Continued)
As of 31 December 2010 and 2009, the Company’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

Company
2010	USD	TWD	Other	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents	380	—	—	380
Other receivables	1,994	6,881	12	8,887

	2,374	6,881	12	9,267

Financial liabilities
Other payables	25	391	—	416

Net financial assets (liabilities)	2,349	6,490	12	8,851

Less: Net financial assets denominated in the respective entities’ functional currencies	—	6,490	—	6,490

Foreign currency exposure	2,349	—	12	2,361

Company
2009	USD	TWD	Other	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents	1,044	—	—	1,044
Trade and other receivables	3,297	—	—	3,297

	4,341	—	—	4,341

Financial liabilities
Other payables	29	137	—	166

Net financial assets (liabilities)	4,312	(137)	—	4,175

Less: Net financial liabilities denominated in the respective entities’ functional currencies	—	(137)	—	(137)

Foreign currency exposure	4,312	—	—	4,312

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Foreign currency risk (Continued)
If the KRW and NTD change against the USD by 10% (2009:10%) with all other variables including tax rate being held constant, the effects arising from the net financial liability/asset position will be as follows:

	2010		2009
	Profit after tax	Equity	Profit after tax	Equity
	US$’000	US$’000	US$’000	US$’000
Group
KRW against USD
- strengthened	3,202	3,202	996	996
- weakened	(3,202)	(3,202)	(996)	(996)

NTD against USD
- strengthened	(144)	(144)	(264)	(264)
- weakened	144	144	264	264

SG against USD
- strengthened	(219)	(219)	—	—
- weakened	219	219	—	—

Company

NTD against USD
- strengthened	(235)	(235)	(431)	(431)
- weakened	235	235	431	431

Cashflow and fair value interest rate risk
The Group’s net income is dependent on changes in market interest rates. The Group’s exposure to changes in interest rates relates primarily to interest bearing financial assets and liabilities, which comprises cash at bank, fixed deposits with financial institutions, investment funds and short-tern borrowings. The Group does not consider its present interest rate risk to be significant.
Price risk
The Group is exposed to price risk arising from the investments held by the Group which are classified as available-for-sale. Available-for-sale investments are held for strategic rather than trading purposes, the Group believes these securities are not directly exposed to price risk.
If prices for equity securities listed in Korea change by 15% with all other variables being held constant, the effects on profit after tax and equity will be:

	2010		2009
	Profit before tax	Equity	Profit before tax	Equity
	US$’000	US$’000	US$’000	US$’000
Group
Listed in Korea
- increased by	426	3,833	69	623
- decreased by	(426)	(3,833)	(69)	(623)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Credit risk
The customers of the Group settle the payments in accordance with one of the following ways: (1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.
None of the Group’s customers accounted for over 10 percent of net operating revenues in 2010 and 2009 or of the balance of notes and accounts receivable as of 31 December 2010 and 2009. The Group has not sustained material credit losses from its customers.
Except as disclosed elsewhere in the financial statements, the Group’s loan receivable from third party was neither past due nor impaired as of 31 December 2010 and 2009.
The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.
The quantitative data in respect of the Group’s exposure to credit risk arising from trade receivable is as follows:

	2010	2009
As at 31 December	US$’000	US$’000
Trade receivables past due and not impaired:
Less than 3 months	1,381	1,178
3 to 6 months	379	61
6 months and above	2,795	8

	4,555	1,247

The carrying amount of trade receivables past due individually determined to be impaired and the movement of the related allowance for doubtful trade receivables are as follows:

	2010	2009
As at 31 December	US$’000	US$’000
Gross amount	4,555	1,247
Less: Allowance for doubtful trade receivables	(842)	(200)

	3,713	1,047

Beginning of financial year	200	254
Currency translation difference	14	4
Acquisition of subsidiaries	691	—
Allowance made	156	158
Allowance utilised	(219)	(216)

End of financial year (Note 20)	842	200

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Liquidity risk
The Group maintains cash and cash equivalents with various financial institutions and short-term investments. As part of the Group’s investment strategy to minimize liquidity risk, short-term investments are managed using highly liquid financial instruments with relatively short settlement periods.
As of 31 December 2010 and 2009, the maturity profile of the Group’s and the Company’s financial liabilities based on the contracted undiscounted payments are as follows:

		Less than 3		Over 6
	On demand	months	3 to 6 months	months	Total
Group	US$’000	US$’000	US$’000	US$’000	US$’000
2010
Short-term borrowings and interest payables	—	1,272	2,623	8,582	12,477
Trade payables	—	2,551	1,262	492	4,305
Other payables	6,826	7,247	538	550	15,161
Other liability	5,885	—	6	5	5,896
Subsidiary preferred shares	—	—	—	1,465	1,465

	12,711	11,070	4,429	11,094	39,304

2009

Short-term borrowings and interest payables	—	17,467	10,940	—	28,407
Trade payables	17	409	165	—	591
Other payables	1,200	1,495	349	585	3,629

	1,217	19,371	11,454	585	32,627

		Less than 3		Over 6
	On demand	months	3 to 6 months	months	Total
Company	US$’000	US$’000	US$’000	US$’000	US$’000
2010
Other payables	—	416	—	—	416

	—	416	—	—	416

2009
Other payables	—	166	—	—	166

	—	166	—	—	166

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Capital risk
The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.
The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.
The Group and the Company are in compliance with all externally imposed capital requirements for the financial years ended 31 December 2010 and 2009.
Fair value measurements
Effective 1 January 2009, the Group adopted the amendment to FRS 107 which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (is as prices) or indirectly (ie derived from prices) (Level 2); and

(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
The following table presents the assets and liabilities measured at fair value at 31 December 2010 and 2009.

				31 December
Group	Level 1	Level 2	Level 3	2010
2010	US$’000	US$’000	US$’000	US$’000
Assets
Cash equivalents — fixed deposits	—	1,012	—	1,012
Available-for-sale financial assets	—	3,553	—	3,553
Other investments and available — for sale financial assets (non-current)	25,553	2,382	7,850	35,785

Subtotal	25,553	6,947	7,850	40,350

Liabilities
Other liabilities — Financial liabilities at fair value through profit or loss	—	—	(665)	(665)

Total	25,553	6,947	7,185	39,685

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Fair value measurements (Continued)

				31 December
Group	Level 1	Level 2	Level 3	2009
2009	US$’000	US$’000	US$’000	US$’000
Assets
Available-for-sale financial assets	—	3,486	—	3,486
Other investments and available — for sale financial assets (non-current)	4,152	—	17,808	21,960

Total	4,152	3,486	17,808	25,446

Cash equivalents — fixed deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain available — for — sale financial assets — current and noncurrent — are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair value of certain available — for — sale financial assets - noncurrent — that have publicly quoted trading prices are valued using those observable prices unless adjustments are required to available observable inputs.
Level 3 measurements:
For assets and liabilities measured at fair value using significant unobservable inputs (Level 3) during 2010 and 2009, a reconciliation of the beginning and ending balances are presented as follows:

	2010	2009
	US$’000	US$’000
Beginning balance	17,808	27,824
Total gains of losses (realised / unrealised)
Included in earnings	(4,412)	(12,385)
Included in other comprehensive income	581	(60)
Transfer to investment in subsidiary	(7,613)	—
Purchases and settlements	1,500	2,388
Translation adjustment	(14)	41

Ending balance	7,850	17,808

The fair value of the other investments and available-for-sale financial assets (non-current) is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates available market discount rate information and the Group’s estimates of non-performance and liquidity risk, and other cash flow model related assumptions.
In July 2010, the Group reclassified our debt securities held in IAHGames from “other investments and available-for-sale financial assets — noncurrent” upon consolidation when the Group increased our total controlling financial interest in IAHGames to 80 percent. The investment in IAHGames amounted to US$5.8 million which was transferred out from “other investments and available-for-sale financial assets — noncurrent” upon consolidation.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
37. FINANCIAL RISK MANAGEMENT (Continued)
Fair value measurements (Continued)
Level 3 measurements (Continued):
For liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during 2010, a reconciliation of the beginning and ending balances are presented as follows:

Fair value measurement using significant
unobservable inputs
(Level 3)
Other liabilities — Financial liabilities
at fair value through profit or loss
(in US$ thousands)	2010
Beginning balance	$—
Total gains of losses (realised / unrealised)
included in earnings	(2,595)
included in other comprehensive income	—
Purchase and settlements	3,260
Transfers in and/or out of Level 3	—

Ending balance	$665

Financial instruments:
The carrying amounts of the Group’s cash, accounts receivable, restricted cash, accounts payable, and short-term debt approximate fair value due to their short-term maturities.
38. SUBSEQUENT EVENTS
On 20 May 2011, the Group’s board of directors approved an US$11 million share repurchase program of the Group’s common stock. Under the terms of the share repurchase program, the Group may repurchase up to US$11 million worth of its issued and outstanding shares beginning on 1 June 2011. The repurchases will be made from time to time on the open market at prevailing market prices pursuant to a SEC Rule 10b5-1 plan. The repurchases will be subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases will depend upon market conditions, the trading price of the Group’s shares and other factors. The Group expects to implement this share repurchase program in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with the Group’s securities trading policy and relevant Singapore and U.S. laws and regulations. The Group’s board of directors will review the share repurchase program periodically, and may authorize adjustments to its terms and size. The Group plans to fund the repurchases made under this program from the Group’s available cash balance. In addition, The Group plans to cancel all repurchased shares.
39. AUTHORISATION OF FINANCIAL STATEMENTS
These financial statements were authorized for issue in accordance with a resolution of the Board of Directors of GigaMedia Limited on 20 May 2011.